As filed with the Securities and Exchange Commission on October 16, 1998
                                                   REGISTRATION NO. ___________
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM S-6


                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                              (EXACT NAME OF TRUST)
                         PHL VARIABLE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)


                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             DONA D. YOUNG, ESQUIRE
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         PHL VARIABLE INSURANCE COMPANY
                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)


                                                            COPIES TO:
                     MICHAEL BERENSON, ESQ.                                         EDWIN L. KERR, ESQ.
        JORDEN BURT BOROS CICCHETTI BERENSON & JOHNSON LLP                                COUNSEL
                 1025 THOMAS JEFFERSON ST. N.W.                        PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                         SUITE 400 EAST                                              ONE AMERICAN ROW
                    WASHINGTON, DC 20007-0805                                   HARTFORD, CONNECTICUT 06115


Approximate date of proposed public offering:
    As soon as practicable after the effective date of this Registration Statement.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

N-8B-2 Item                              CAPTION IN PROSPECTUS
-----------                              ---------------------
     1       The VUL Account
     2       PHL Variable Insurance Company
     3       Not Applicable
     4       Sales of Policies
     5       The VUL Account
     6       The VUL Account
     7       Not Applicable
     8       Not Applicable
     9       Legal Proceedings
    10       The Policy
    11       Investments of the VUL Account
    12       Investments of the VUL Account
    13       Charges and Deductions; Investments of the VUL Account
    14       Premium Payment; Allocation of Issue Premium; Right to Cancel Period
    15       Allocation of Issue Premium; Transfer of Policy Value
    16       Investments of the VUL Account
    17       Surrenders
    18       Allocation of Issue Premium; Transfer of Policy Value; Reinvestment and Redemption
    19       Voting Rights; Reports
    20       Not Applicable
    21       Policy Loans
    22       Not Applicable
    23       Safekeeping of the VUL Account's Assets
    24       Not Applicable
    25       PHL Variable Insurance Company
    26       Charges and Other Deductions; Investments of the VUL Account
    27       PHL Variable Insurance Company
    28       PHL Variable Insurance Company; The Directors and Executive Officers of
                PHL Variable Insurance Company
    29       Not Applicable
    30       Not Applicable
    31       Not Applicable
    32       Not Applicable
    33       Not Applicable
    34       Not Applicable
    35       PHL Variable Insurance Company
    36       Not Applicable
    37       Not Applicable
    38       Sales of Policies
    39       Sales of Policies
    40       Not Applicable
    41       Sales of Policies
    42       Not Applicable
    43       Not Applicable
    44       Determination of Subaccount Values
    45       Not Applicable
    46       Determination of Subaccount Values
    47       Allocation of Issue Premium; Determination of Subaccount Values
    48       Not Applicable
    49       Not Applicable
    50       Not Applicable

N-8B-2 Item                               CAPTION IN PROSPECTUS
-----------                               ---------------------

    51       PHL Variable Insurance Company; The Policy; Charges and Deductions
    52       Investments of the VUL Account
    53       Federal Tax Considerations
    54       Not Applicable
    55       Not Applicable
    56       Not Applicable
    57       Not Applicable
    58       Not Applicable
    59       Not Applicable

                         PHL VARIABLE INSURANCE COMPANY

HOME OFFICE:                                                  VARIABLE PRODUCTS
One American Row                                        MAIL OPERATIONS (VPMO):
Hartford, CT 06115                                                  PO Box 8027
                                                          Boston, MA 02266-8027
                         VARIABLE LIFE INSURANCE POLICY

                                   PROSPECTUS

                                October 16, 1998


    This Prospectus describes a flexible premium variable life insurance policy (the "Policy" or "Policies"), offered by PHL Variable Insurance Company ("PHL Variable"). The Policy provides lifetime insurance protection, with a death benefit, on the life of the Insured. If the Policy is surrendered during the Insured's lifetime, it also may provide Cash Surrender Value and loan privilege benefits similar to those in a traditional fixed benefit whole life policy.

    You choose the amount of Issue Premium desired which will be shown on your Policy's Schedule Page. Generally, the minimum Issue Premium is 1/6 of the Planned Annual Premium. Subsequent premium payment amounts and frequency also will appear on your Policy's Schedule Page. You may allocate premium payments and Policy Value to the Guaranteed Interest Account ("GIA") and one or more Subaccounts of the PHLVIC Variable Universal Life Account (the "VUL Account"). For certain Policyowners, the Issue Premium is initially assigned to the Money Market Subaccount and may then be reallocated according to the Policyowner's further instructions. The assets of the Subaccounts are used to purchase, at Net Asset Value, shares of a designated underlying mutual fund (collectively, the "Funds") in the following series of VUL Account Fund options:



                               SERIES                                               ADVISER
             ============================================================================================================
             THE PHOENIX EDGE SERIES FUND
             [bullet]   Money Market                               [square] Phoenix Investment Counsel, Inc.
             [bullet]   Growth                                     [square] Phoenix Investment Counsel, Inc.
             [bullet]   Multi-Sector Fixed Income                  [square] Phoenix Investment Counsel, Inc.
             [bullet]   Strategic Allocation                       [square] Phoenix Investment Counsel, Inc.
             [bullet]   International                              [square] Phoenix Investment Counsel, Inc.
             [bullet]   Balanced                                   [square] Phoenix Investment Counsel, Inc.
             [bullet]   Strategic Theme                            [square] Phoenix Investment Counsel, Inc.
             [bullet]   Research Enhanced Index                    [square] Phoenix Investment Counsel, Inc.
             [bullet]   Engemann Nifty Fifty                       [square] Phoenix Investment Counsel, Inc.
             [bullet]   Seneca Mid-Cap Growth                      [square] Phoenix Investment Counsel, Inc.
             [bullet]   Phoenix Growth and Income                  [square] Phoenix Investment Counsel, Inc.
             [bullet]   Phoenix Value Equity                       [square] Phoenix Investment Counsel, Inc.
             [bullet]   Schafer Mid-Cap Value                      [square] Phoenix Investment Counsel, Inc.
             [bullet]   Real Estate Securities                     [square] Duff & Phelps Investment Management Co.
             [bullet]   Aberdeen New Asia                          [square] Phoenix-Aberdeen International Advisors, LLC
             WANGER ADVISORS TRUST
             [bullet]   U.S. Small Cap                             [square] Wanger Asset Management, L.P.
             [bullet]   International Small Cap                    [square] Wanger Asset Management, L.P.
             TEMPLETON VARIABLE PRODUCTS SERIES FUND
             [bullet]   Stock                                      [square] Templeton Investment Counsel, Inc.
             [bullet]   Asset Allocation                           [square] Templeton Investment Counsel, Inc.
             [bullet]   International                              [square] Templeton Investment Counsel, Inc.
             [bullet]   Developing Markets                         [square] Templeton Asset Management, LTD.
             [bullet]   Mutual Shares Investments                  [square] Franklin Mutual Advisers, Inc.



    There is no guaranteed minimum Policy Value except for that portion of Policy Value invested in the GIA, which has a 4% minimum interest rate guarantee. The Policy Value not invested in the GIA will vary to reflect the investment experience of the Subaccounts of the VUL Account to which premiums have been allocated. You bear the investment risk for all amounts so allocated. The Policy will remain in effect as long as the Policy Value or Cash Surrender Value is sufficient to pay certain monthly charges imposed in connection with the Policy.

    The death benefit under the Policy equals the Policy's face amount on the date of the Insured's death or, if greater, the Policy Value on the date of death increased by the applicable percentage set forth in the Policy. Other death benefit options also are available.

    You may cancel the Policy (1) within 10 days (or longer in some states), after you receive it, (2) or 10 days after PHL Variable mails or delivers a written notice of withdrawal right to you, (3) or within 45 days of completing the application, whichever is latest.

    IT MAY NOT BE ADVANTAGEOUS TO PURCHASE A POLICY AS A REPLACEMENT FOR AN EXISTING LIFE INSURANCE POLICY OR ANNUITY CONTRACT. YOU SHOULD RECOGNIZE THAT A POLICY THAT HAS BEEN IN EXISTENCE FOR A PERIOD OF TIME MIGHT HAVE CERTAIN ADVANTAGES TO YOU OVER A NEW POLICY. ON THE OTHER HAND, THE PROPOSED POLICY MAY OFFER NEW FEATURES THAT ARE MORE IMPORTANT TO YOU.

    IT IS IN YOUR BEST INTEREST TO HAVE ADEQUATE INFORMATION BEFORE A DECISION TO REPLACE YOUR PRESENT LIFE INSURANCE COVERAGE BECOMES FINAL SO THAT YOU MAY UNDERSTAND THE BASIC FEATURES OF BOTH THE PROPOSED POLICY AND YOUR EXISTING COVERAGE.

    IF YOU ARE REPLACING AN ANNUITY CONTRACT, UNDERSTANDING THE FUNDAMENTAL DIFFERENCES BETWEEN ANNUITIES AND LIFE INSURANCE AND HOW THEY ARE TREATED DIFFERENTLY UNDER THE TAX LAWS IS IMPORTANT.

    IN ALL CASES, IT IS IMPORTANT TO KNOW IF THE REPLACEMENT WILL RESULT IN CURRENT TAX LIABILITY.

    This Prospectus provides information about the Policy that you should know before investing and is valid only if accompanied by or preceded by current prospectuses for the Funds. This Prospectus and the prospectuses for the Funds should be read and retained for future reference.

    THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION OR CREDIT UNION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER AGENCY. INVESTMENTS IN THE POLICIES ARE SUBJECT TO INVESTMENT RISK AND MAY EXPERIENCE FLUCTUATION OF POLICY VALUES AND THE POSSIBLE LOSS OF INVESTED PRINCIPAL.

    THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR HAS THE SEC VALIDATED THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

Heading                                                      Page
----------------------------------------------------------------

VARIABLE LIFE INSURANCE POLICY ...........................    1
TABLE OF CONTENTS ........................................    3
SPECIAL TERMS ............................................    4
SUMMARY ..................................................    5
PERFORMANCE HISTORY.......................................    6
PHL VARIABLE AND THE VUL ACCOUNT .........................    8
   PHL Variable ..........................................    8
   The VUL Account .......................................    8
   The GIA................................................    8
THE POLICY ...............................................    8
   Introduction ..........................................    8
   Eligible Purchasers ...................................    8
   Premium Payment .......................................    9
   Allocation of Issue Premium ...........................    9
   Right to Cancel Period ................................    9
   Temporary Insurance Coverage ..........................    9
   Transfer of Policy Value ..............................   10
   Determination of Subaccount Values ....................   10
   Death Benefit .........................................   11
   Surrenders ............................................   11
   Policy Loans ..........................................   12
   Lapse .................................................   13
   Payment of Premiums During Period of Disability .......   13
   Additional Insurance Options ..........................   13
   Additional Rider Benefits .............................   13
INVESTMENTS OF THE VUL ACCOUNT ...........................   14
   Participating Mutual Funds ............................   14
   Investment Advisers....................................   16
   Services of the Advisers...............................   16
   Reinvestment and Redemption ...........................   16
   Substitution of Investments ...........................   16
CHARGES AND DEDUCTIONS ...................................   16
   Monthly Deduction .....................................   16
   Premium Taxes .........................................   17
   Federal Tax Charge.....................................   17
   Mortality and Expense Risk Charge .....................   17
   Investment Management Charge ..........................   17
   Other Charges .........................................   17
GENERAL PROVISIONS .......................................   19
   Postponement of Payments ..............................   19
      Payment by Check ...................................   19
   The Contract ..........................................   19
   Suicide ...............................................   19
   Incontestability ......................................   19
   Change of Owner or Beneficiary ........................   19
   Assignment ............................................   19
   Misstatement of Age or Sex ............................   19
   Surplus ...............................................   19
PAYMENT OF PROCEEDS ......................................   19
   Surrender and Death Benefit Proceeds ..................   19
   Payment Options .......................................   20
FEDERAL TAX CONSIDERATIONS ...............................   20
   Introduction ..........................................   20
   PHL Variable's Tax Status .............................   20
   Policy Benefits .......................................   20
   Business-Owned Policies................................   21
   Modified Endowment Contracts ..........................   21
   Limitations on Unreasonable Mortality
      and Expense Charges ................................   22
   Qualified Plans .......................................   22
   Diversification Standards .............................   22
   Change of Ownership or Insured or Assignment ..........   22
   Other Taxes ...........................................   22
VOTING RIGHTS ............................................   23
   The Funds .............................................   23
THE DIRECTORS AND EXECUTIVE OFFICERS OF PHL
   VARIABLE ..............................................   23
SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS ..................   23
SALES OF POLICIES ........................................   23
STATE REGULATION .........................................   24
REPORTS ..................................................   24
LEGAL PROCEEDINGS ........................................   24
LEGAL MATTERS ............................................   24
REGISTRATION STATEMENT ...................................   24
YEAR 2000 ISSUE...........................................   24
FINANCIAL STATEMENTS .....................................   25
APPENDIX A ...............................................   28
APPENDIX B ...............................................   29

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS CONCERNING THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

SPECIAL TERMS
--------------------------------------------------------------------------------
    As used in this Prospectus, the following terms have the indicated meanings:

ATTAINED AGE: The age of the Insured on the birthday nearest the most recent Policy Anniversary.

BENEFICIARY: The person or persons specified by the Policyowner as entitled to receive the death benefits under a Policy.

CASH SURRENDER VALUE: The Policy Value less any surrender charge that would apply on the date of surrender and less any Debt.

DEATH BENEFIT GUARANTEE: An additional benefit rider available with the Policy that guarantees a death benefit equal to the initial face amount or the face amount as later increased or decreased, provided that Minimum Required Premiums are paid. See "Additional Rider Benefits."

DEBT: Outstanding loans against a Policy, plus accrued interest.

FUND: The Phoenix Edge Series Fund, Wanger Advisors Trust and Templeton Variable Products Series Fund.

GENERAL ACCOUNT: The general asset account of PHL Variable.

GIA: The Guaranteed Interest Account is an allocation option under which amounts deposited are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable.

IN FORCE: Conditions under which the coverage under a Policy is in effect and the Insured's life remains insured.

INSURED: The person upon whose life we issue the Policy.

IN WRITING (WRITTEN REQUEST): In a written form satisfactory to PHL Variable and delivered to VPMO.

ISSUE PREMIUM: The premium payment made in connection with the issue of the Policy.

MINIMUM REQUIRED PREMIUM: The required premium as specified in the Policy. An increase or decrease in the face amount of the Policy will change the Minimum Required Premium amount.

MONTHLY CALCULATION DAY: The first Monthly Calculation Day is the same day as the Policy Date. Subsequent Monthly Calculation Days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the Monthly Calculation Day.

PAYMENT DATE: The Valuation Date on which we receive a premium payment or loan repayment at PHL Variable, unless we receive it after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next Valuation Date.

PHL VARIABLE: PHL Variable Insurance Company, Hartford, Connecticut.

PLANNED ANNUAL PREMIUM: The premium amount that the Policyowner agrees to pay each Policy Year. It must be at least equal to the Minimum Required Premium essential for the face amount of insurance selected and no greater than the maximum premium allowed for the face amount selected.

POLICY ANNIVERSARY: Each anniversary of the Policy Date.

POLICY DATE: The Policy Date as shown on the Schedule Page of the Policy. This is the date from which we measure Policy Years and Policy Anniversaries.

POLICY MONTH: The period from one Monthly Calculation Day up to, but not including, the next Monthly Calculation Day.

POLICYOWNER (OWNER): The Owner of a Policy.

POLICY VALUE: The sum of a Policy's share in the values of each Subaccount of the VUL Account plus the Policy's share in the values of the GIA.

POLICY YEAR: The first Policy Year is the one-year period from the Policy Date up to, but not including, the first Policy Anniversary. Each succeeding Policy Year is the one-year period from the Policy Anniversary up to, but not including, the next Policy Anniversary.

PROPORTIONATE (PRORATED): Amounts allocated to Subaccounts on a proportionate basis are allocated by increasing (or decreasing) a Policy's share in the value of the affected Subaccounts so that such shares maintain the same ratio to each other before and after the allocation.

SERIES: A separate investment portfolio of the Fund.

SUBACCOUNTS: Accounts within the VUL Account to which non-loaned assets under a Policy are allocated.

UNIT: A standard of measurement used in determining the value of a Policy. The value of a Unit for each Subaccount will reflect the investment performance of that Subaccount and will vary in dollar amounts.

VALUATION DATE: For any Subaccount, each date on which we set the net asset value of the Fund.

VALUATION PERIOD: For any Subaccount, the period in days from the end of one Valuation Date through the next.

VPMO: The Variable Products Mail Operation division of PHL Variable that receives and processes incoming mail for VULA.

VUL ACCOUNT: PHLVIC Variable Universal Life Account.

VULA: Variable and Universal Life Administration division of PHL Variable.

WE (OUR, US): PHL Variable Insurance Company.

YOU (YOUR): Policyowner of the Policy.

SUMMARY
--------------------------------------------------------------------------------
1. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED BENEFIT LIFE INSURANCE POLICY?
    Like conventional fixed benefit life insurance, while the Policy remains In Force, the Policy provides for: (1) the payment of a death benefit to a Beneficiary upon the Insured's death; (2) the accumulation of Cash Value; and
(3) surrender rights and Policy loan privileges.

    The Policy differs from conventional fixed benefit life insurance because you may allocate premiums to one or more Subaccounts of the VUL Account or to the GIA. Each Subaccount invests exclusively in a designated portfolio of the Funds. Depending on the investment experience of the Subaccounts of the VUL Account, the Policy Value invested in the VUL Account may increase or decrease. Accordingly, you sustain the investment risk of any depreciation in value of the underlying assets; likewise you earn the benefits of any appreciation in value. See "Policy Value."

    In addition, unlike conventional fixed benefit life insurance, you also have the flexibility to make additional premium payments to increase the Policy Value. Unlike conventional fixed benefit life insurance, however, the Policy does not require you to follow a fixed premium payment schedule. After payment of the Issue Premium, failure to make additional premium payments will not in itself cause the Policy to lapse and, conversely, the payment of additional premiums will not guarantee that the Policy will remain In Force. Generally, a lapse will occur when the Cash Surrender Value is insufficient to pay certain charges deducted on the Monthly Calculation Day and a grace period expires without payment of the additional amount required. See "Lapse."

    If a Whole Life Exchange Option Rider is attached to the Policy, you may exchange the Policy for a fixed benefit whole life policy. See "Additional Rider Benefits."


2.  IS THERE A GUARANTEED ACCOUNT OPTION?
    Yes. You may elect to have premium payments allocated to the GIA. Such amounts earn a fixed rate of interest. At our sole discretion, we may credit excess interest. See Appendix A.


3.  WHAT IS THE DEATH BENEFIT UNDER THE POLICY?
    The Policy provides for the payment of a benefit upon the death of the Insured. Upon application for a Policy, an applicant designates an Issue Premium. The Policy shows the face amount of insurance. On the date of the Insured's death, the death benefit will equal the face amount of the Policy or, if greater, the Policy Value increased by the applicable percentage set forth in the Policy. If the increased death benefit option is selected, on the date of the Insured's death, the death benefit will equal the face amount plus the Policy Value or, if greater, the Policy Value increased by the applicable percentage set forth in the Policy. Guaranteed death benefit and living benefits riders also are available. See "Death Benefit."


4.  HOW LONG WILL THE POLICY REMAIN IN FORCE?
    The Policy will lapse only when the Cash Surrender Value is insufficient to pay the monthly deduction (see "Charges and Deductions--Monthly Deductions"), and the grace period expires without payment of such additional amounts. In this respect, the Policy differs in two important aspects from a conventional life insurance policy. First, the failure to pay additional premiums will not automatically cause the Policy to lapse. Second, the payment of premiums of any prespecified amount does not guarantee that the Policy will remain In Force. A rider is available to ensure that premium payments will continue during a period of disability.


5.  WHAT CHARGES ARE THERE IN CONNECTION WITH THE POLICY?
    MONTHLY DEDUCTION: During each Policy Month, we make a deduction from the Policy Value (excluding the value of the loaned portion of the GIA) to pay the cost of insurance provided under the Policy; the cost of any rider benefits provided; any unpaid balance of the issue expense charge and an administrative charge as shown on the Schedule Page of the Policy. The administrative charge may vary but in no event will it exceed $10 per month. Currently, the administrative charge is $5 per month. See "Charges and Deductions."

    OTHER CHARGES: A fee equal to the lesser of $25 or 2% of the partial surrender amount paid is deducted from the Policy Value for each partial surrender. A partial surrender charge equal to a prorated portion of the applicable surrender charge that would apply to a full surrender, determined by applying a formula, also is assessed against the VUL Account Subaccounts or the GIA when a partial surrender is made.

    We do not currently deduct charges from the VUL Account or the GIA for federal or state income taxes. If we determine that such taxes may be imposed, we may make deductions from the VUL Account to pay these taxes.

    PHL Variable charges each Subaccount of the VUL Account the daily equivalent of 0.80% for the first 15 years and then 0.25% annually of the current value of the Subaccount's net assets for its assumption of certain mortality and expense risks.

    Premium amounts also are reduced by a premium tax charge of 2.25%, a federal tax charge of 1.50% and, for payments made during a grace period, by the amount needed to cover any monthly deductions during the grace period.

    In addition, certain charges are deducted from the assets of the Funds. For investment advisory services, each Series of a Fund pays the adviser a separate monthly fee based on its average daily net assets during the year. See "Charges and Deductions--Other Charges."


6.  IS THERE A RIGHT TO CANCEL PERIOD?
    Yes. You may cancel the Policy within 10 days (or longer in some states) after you receive it, or 10 days after we mail or deliver a written notice of withdrawal to you, or within 45 days of completing the application, whichever is latest.


7.  HOW ARE PREMIUMS ALLOCATED?
    If you elect the Temporary Money Market Allocation Amendment in the application, we will allocate the entire Issue Premium, less applicable charges, to the Money Market Subaccount of the VUL Account. We require this election for all applicants in certain states and also for those applicants who indicate on their application that they are replacing existing insurance. At the expiration of the Right to Cancel Period for such Policyowners, we will allocate the Policy Value among the Subaccounts of the VUL Account or to the GIA according to the Policyowner's allocation instructions in the application for insurance. All other Policyowners will have their Issue Premium less applicable charges allocated according to the instructions in the application on the date we receive it without first having the premium placed in the Money Market Subaccount. The Policy Value may be allocated among the available Subaccounts of the VUL Account, each of which invests in shares of a designated portfolio of the Funds, or to the GIA.


8. AFTER THE INITIAL ALLOCATION, MAY I CHANGE THE ALLOCATION OF POLICY VALUE? Yes. You may transfer amounts among the Subaccounts of the VUL Account or the GIA. We permit only one transfer per Policy Year from the unloaned portion of the GIA. The amount of that transfer is limited to the higher of $1,000 or 25% of the value of the Policy in the unloaned portion of the GIA. Also, we reserve the right to require that transfers be made by Written Request. We further reserve the right to permit transfers of less than $500 only if the entire balance in the Subaccount of the VUL Account or the GIA is transferred. A systematic transfer program is available. See "Transfer of Policy Value."


9.  MAY THE POLICY BE SURRENDERED?
    Yes. You may totally surrender the Policy at any time and receive the Cash Surrender Value. Subject to certain limitations, you also may partially surrender the Policy anytime before the Maturity Date. In the future, PHL Variable may set a minimum partial surrender amount, not to exceed $500. See "Surrenders--Partial Surrenders." A partial surrender will result in a decrease in the death benefit under the Policy. See "Death Benefit." If the Policy is totally or partially surrendered during the first 10 Policy Years, a surrender charge will apply. See "Surrender Charge." In addition, there may be certain tax consequences as the result of a surrender. For example, a Policy may be a modified endowment contract if the amount of premiums paid during the first seven Policy Years is more than the amount that would have been paid if the Policy had provided for paid-up benefits after the payment of seven level annual premiums. Distributions such as loans and full or partial surrenders under a modified endowment contract may be taxable income to the extent they exceed the premiums paid. If such income is distributed before you attain age 59 1/2, a 10% penalty tax may be imposed. See "Federal Tax Considerations."


10. WHAT IS THE POLICY'S LOAN PRIVILEGE?
    You may obtain Policy loans in an amount up to 90% of the result of subtracting the remaining surrender charge from the Policy Value. The interest rate on a loan is at an effective annual rate as stated in the Policy, compounded daily and payable on each Policy Anniversary in arrears. The requested loan amount is transferred from the VUL Account to the loaned portion of the GIA and is credited with interest at an effective annual rate as stated in the Policy. PHL Variable reserves the right not to allow loans of less than $500 unless the loans are to pay premiums on another policy issued by PHL Variable. See "The Policy--Policy Loans."

    The proceeds of Policy loans may be subject to federal income tax under certain circumstances. See "Federal Tax Considerations."


11. HOW ARE INSURANCE BENEFITS PAID?
    Surrender and death benefits under the Policy may be paid in a lump sum or under one of the payment options set forth in the Policy. See "Payment Options."


PERFORMANCE HISTORY
--------------------------------------------------------------------------------
    From time to time, the VUL Account may include the performance history of any or all Subaccounts, in advertisements, sales literature or reports. Performance information about each Subaccount is based on past performance only and is not an indication of future performance. THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE. THEY DO NOT ILLUSTRATE HOW ACTUAL PERFORMANCE WILL AFFECT THE BENEFITS UNDER A POLICY BECAUSE THEY DO NOT REFLECT COST OF INSURANCE AND PREMIUM TAX CHARGES AND SURRENDER CHARGES, IF APPLICABLE. FOR THIS INFORMATION, SEE APPENDIX B "ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES AND CASH SURRENDER VALUES." Performance information may be expressed as yield and effective yield of the Money Market Subaccount, as yield of the Multi-Sector Subaccount and as total return of any Subaccount. Current yield for the Money Market Subaccount will be based on the income earned by the Subaccount over a given seven-day period (less a hypothetical charge reflecting deductions for expenses taken during the period) and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and is stated in terms of an annual percentage return on the investment. Effective yield is calculated similarly but reflects the compounding effect of earnings on reinvested dividends. Yield and effective yield reflect the Mortality and Expense Risk charge on the VUL Account level.

    Yield calculations of the Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical participant's account having a balance of exactly one Unit at the beginning of a seven-day period, which period will end on the date of the most recent financial statements. The yield for the Subaccount during this seven-day period will be the change in the value of the hypothetical participant's account's original Unit. The following is an example of this yield calculation for the Money Market Subaccount based on a seven-day period ending December 31, 1997.


Example:

Assumptions:
Value of hypothetical pre-existing account with
  exactly one Unit at the beginning of the period:................    1.439995
Value of the same account (excluding capital
  changes) at the end of the seven-day period:....................    1.441014
Calculation:
  Ending account value ...........................................    1.441014
  Less beginning account value ...................................    1.439995
  Net change in account value ....................................    0.001019
Base period return:
  (adjusted change/beginning account value) ......................    0.000708
Current yield = return x (365/7) = ...............................       3.69%
Effective yield = [(1 + return)(365/7)] - 1 = ....................        3.76

    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time or other investment companies, due to charges which will be deducted on the Account level.

    For the Multi-Sector Subaccount, quotations of yield will be based on all investment income per Unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per Unit on the last day of the period.

    When a Subaccount advertises its total return, it usually will be calculated for one year, five years and ten years or since inception if the Subaccount has not been in existence for at least ten years. Total return is measured by comparing the value of a hypothetical $10,000 investment in the Subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of the Mortality and Expense Risk, Issue Expense and Monthly Administrative charges.

    For those Subaccounts within the VUL Account that have not been available to policyholders for one of the quoted periods, the average annual total return quotations will show the investment performance such Subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the Fund for the period quoted.

    Below are quotations of average annual total return calculated as described above. POLICY CHARGES (INCLUDING COST OF INSURANCE, PREMIUM TAX CHARGES, PREMIUM SALES CHARGES AND SURRENDER CHARGES) ARE NOT REFLECTED.

                           AVERAGE ANNUAL TOTAL RETURN
                          FOR THE PERIOD ENDED 12/31/97
                          -----------------------------
                    COMMENCE-                        10    LIFE OF
SUBACCOUNT          MENT DATE  1 YEAR   5 YEARS     YEARS    FUND
----------          ---------  ------   -------     -----    ----
Multi-Sector.....    1/1/83     7.92%     9.31%     9.32%    9.66%
Balanced.........    5/1/92    14.61%     9.38%      N/A     9.86%
Allocation.......    9/17/84   17.34%     9.46%    10.70%   11.80%
Growth...........    1/1/83    17.67%    14.94%    15.99%   17.20%
International....    5/1/90     8.87%    13.34%      N/A     7.32%
Money Market.....   10/10/82    2.17%     2.79%     4.17%    5.04%
Real Estate......    5/1/95    18.61%      N/A       N/A    25.23%
Theme............    1/29/96   13.86%      N/A       N/A    11.87%
Asia.............    9/17/96  (34.41%)     N/A       N/A   (28.08%)
Enhanced Index...    7/15/97     N/A       N/A       N/A     3.57%
U.S. Small Cap...    5/1/95    25.80%      N/A       N/A    32.34%
Int'l. Small Cap.    5/1/95    (4.27%)     N/A       N/A    21.28%
TPT Allocation...
Stock............
TPT Int'l........                [To Be Filed By Amendment]
Dev. Mkts........

                             ANNUAL TOTAL RETURN(1)
                             -------------------
           MULTI-              ALLO-              INTER-    MONEY
YEAR       SECTOR   BALANCED  CATION    GROWTH   NATIONAL   MARKET
----       ------   --------  ------    ------   --------   ------
1983....   5.16%      N/A       N/A     31.84%     N/A      7.51%
1984....  10.45%      N/A     (1.31%)    9.79%     N/A      9.34%
1985....  19.65%      N/A     26.33%    33.85%     N/A      7.17%
1986....  18.34%      N/A     14.77%    19.51%     N/A      5.66%
1987....   0.28%      N/A     11.66%     6.08%     N/A      5.67%
1988....   9.61%      N/A      1.53%     3.09%     N/A      6.60%
1989....   6.92%      N/A     18.53%    34.53%     N/A      8.03%
1990....   4.54%      N/A      5.15%     3.32%   (8.59%)    7.51%
1991....  18.66%      N/A     28.27%    41.60%   18.79%     5.14%
1992....   9.23%     9.06%     9.79%     9.41%  (13.52%)    2.75%
1993....  14.99%     7.75%    10.12%    18.75%   37.33%     2.06%
1994....  (6.21%)   (3.61%)   (2.19%)    0.66%   (0.73%)    3.01%
1995....  22.56%    22.37%    17.27%    29.85%    8.72%     4.86%
1996....  11.52%     9.68%     8.18%    11.69%   17.71%     4.19%
1997....  10.21%    17.00%    19.78%    20.12%   11.16%     4.35%

           REAL                            ENHANCED      U.S.       INT'L
YEAR      ESTATE     THEME        ASIA      INDEX      SMALL CAP  SMALL CAP
----      ------     -----        ----      -----      ---------  ---------
1995....  17.19%(3)    N/A         N/A        N/A      16.01%(3)   33.96%(3)
1996....  32.06%      9.55%(3)   (0.06%)(3)   N/A      45.64%      31.15%
1997....  21.09%     16.25%     (32.94%)     5.46%(3)  28.41%      (2.24%)

                 TPT                              TPT
YEAR         ALLOCATION(2)      STOCK(2)         INT'L(2)       DEV. MKTS.(2)
----         ----------         -----            -----          ----------

                                [To Be Filed By Amendment]
1989....
1990....
1991....
1992....
1993....
1994....
1995....
1996....
1997....

(1) Sales charges have not been deducted from the Annual Total Returns.
(2) Returns shown prior to 1997, the inception year of the Class 2 shares, are derived from the historical performance of Class 1 shares. These returns have been adjusted to reflect the higher operating expenses for Class 2 shares, which includes a 12b-1 fee of .25% annually. Past fee waivers by the Investment Manager of the Templeton Developing Markets Fund increased total returns.
(3) Since inception.

    Advertisements, sales literature and other communications may contain information about any Series' or Advisers' current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the Series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the Series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately as a return figure the equity or bond portion of a Series' portfolio; or compare a Series' equity or bond return figure to well-known indices of market performance including, but not limited to, Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), Dow Jones Industrial Average, First Boston High Yield Index and Solomon Brothers Corporate and Government Bond Indices.

    The VUL Account may, from time to time, include in advertisements containing total returns, the ranking of those performance figures relative to such figures for groups of Subaccounts having similar investment objectives as categorized by ranking services such as Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA"), Weisenberger Financial Services, Inc. and Morningstar, Inc. Additionally, the Funds may compare a Series performance results to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in various publications such as Changing Times, Forbes, Fortune, Money, Barrons, Business Week, Investor's Business Daily, The Stanger Register, Stanger's Investment Adviser, The Wall Street Journal, The New York Times, Consumer Reports, Registered

Representative, Financial Planning, Financial Services Weekly, Financial World, U.S. News and World Report, Standard & Poor's, The Outlook and Personal Investor. The Funds may, from time to time, illustrate the benefits of tax deferral by comparing taxable investments to investments made through tax-deferred retirement plans. The total return also may be used to compare the performance of a Series against certain widely acknowledged outside standards or indices for stock and bond market performance, such as the S&P 500, Dow Jones Industrial Average, Europe Australia Far East Index (EAFE), Consumer Price Index, Lehman Brothers Corporate Index and Lehman Brothers T-Bond Index. The S&P 500 is a commonly quoted measure of stock market performance and represents common stocks of companies of varying sizes segmented across 90 different industries which are listed on the NYSE, the American Stock Exchange and traded over the NASDAQ National Market System.

    The Funds' Annual Reports, available upon request and without charge, contain a discussion of the performance of the Funds and a comparison of that performance to a securities market index.


PHL VARIABLE AND THE VUL ACCOUNT
--------------------------------------------------------------------------------
PHL VARIABLE
    PHL Variable is a wholly-owned indirect subsidiary of Phoenix Home Life Mutual Insurance Company ("Phoenix"). Its executive office is located at One American Row, Hartford, Connecticut 06102 and its main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. PHL Variable is a Connecticut stock company formed on April 24, 1981. On December 31, 1997, it had assets of $428 million. PHL Variable offers flexible premium variable universal life policies, term life insurance policies and variable annuities through its own field force of agents and through brokers. Its operations are currently conducted in 47 states.


THE VUL ACCOUNT
    On September 10, 1998, PHL Variable established the VUL Account, a separate account created under the insurance laws of Connecticut. The VUL Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision of the management or investment practices or policies of the VUL Account or PHL Variable.

    Under Connecticut law, all income, gains or losses of the VUL Account, whether realized or not, must be credited to or charged against the amounts placed in the VUL Account without regard to the other income, gains and losses of PHL Variable. The assets of these accounts may not be charged with liabilities arising out of any other business that PHL Variable may conduct. Obligations under the Policies are obligations of PHL Variable.

    Contributions to the GIA are not invested in the VUL Account; rather, they become part of the general account of PHL Variable (the "General Account"). The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the VUL Account. For more complete information concerning the GIA, see Appendix A.

    The VUL Account is divided into Subaccounts, each of which is available for allocation of Policy Value. In the future, if PHL Variable determines that marketing needs and investment conditions warrant, PHL Variable may establish additional Subaccounts, which will be made available to existing Policyowners to the extent and on a basis determined by PHL Variable. Each Subaccount will invest solely in shares of the Funds allocable to one of the available Series, each having the specified investment objective set forth under "Investments of the VUL Account--Participating Mutual Funds."

    PHL Variable does not guarantee the investment performance of the VUL Account or any of its Subaccounts. The Policy Value allocated to the VUL Account depends on the investment performance of the Fund. Thus, the Policyowner bears the full investment risk for all monies invested in the VUL Account.


THE GIA
    The GIA is not part of the VUL Account. It is accounted for as part of the General Account. PHL Variable reserves the right to limit cumulative deposits, including transfers, to the unloaned portion of the GIA to no more than $250,000 during any one-week period. PHL Variable will credit interest daily on the amounts allocated under the Policy to the GIA. The credited rate will be uniform by class. The loaned portion of the GIA will be credited interest at an effective annual fixed rate of 2%. Interest on the unloaned portion of the GIA will be credited at an effective annual rate of not less than 4%.

    Biweekly, PHL Variable sets the interest rate that will apply to any net premium or transferred amounts deposited to the unloaned portion of the GIA. That rate will remain in effect for such deposits for an initial guarantee period of one full year from the date of deposit. Upon expiration of the initial one-year guarantee period (and each subsequent one-year guarantee period thereafter), the rate to be applied to any deposits whose guarantee period has just ended shall be the same rate as is applied to new deposits allocated to the GIA at the time that the guarantee period expired. This rate will likewise remain in effect for a guarantee period of one full year from the date the new rate is applied. For more complete information concerning the GIA, see Appendix A.


THE POLICY
--------------------------------------------------------------------------------

INTRODUCTION
    The Policy is a flexible premium variable life insurance policy. It has a death benefit, Cash Surrender Value and loan privilege such as is associated with a traditional fixed benefit whole life policy. The Policy differs from a fixed benefit whole life policy, however, because you specify into which of several Subaccounts of the VUL Account or GIA the net premium is to be allocated. Each Subaccount of the VUL Account, in turn, invests its assets exclusively in a portfolio of the Funds. The Policy Value varies according to the investment performance of the Series to which Policy Value has been allocated.


ELIGIBLE PURCHASERS
    Any person up to the age of 75 is eligible to be insured under a newly purchased Policy after providing acceptable evidence of insurability. A person can purchase a Policy to insure the life of another person provided that the Policyowner has an insurable interest in the life of the Insured, and the Insured consents.

PREMIUM PAYMENT
    The minimum Issue Premium for a Policy is generally 1/6 of the Planned Annual Premium. The Issue Premium is due on the Policy Date. The Insured must be alive when the Issue Premium is paid. Thereafter, the amount and payment frequency of planned premiums are as shown on the Schedule Page of the Policy. All premiums are payable at VPMO, except that the Issue Premium may be paid to an authorized agent of PHL Variable for forwarding to the Underwriting Department of PHL Variable.

    Any premium payments will be reduced by a premium tax charge of 2.25% and a federal tax charge of 1.50%. The Issue Premium also will be reduced by the issue expense charge on a prorated basis in equal monthly installments over a 12-month period. Any unpaid balance of the issue expense charge will be paid to PHL Variable upon Policy lapse or termination.

    Premium payments received during a grace period also will be reduced by the amount needed to cover any monthly deductions during the grace period. The remainder will be applied on the Payment Date to the various Subaccounts of the VUL Account or to the GIA, based on the premium allocation schedule elected in the application for the Policy or as later changed. The allocation schedule for premium payments may be changed by calling VULA or writing to VPMO. Allocations to the VUL Account Subaccounts or to the GIA must be expressed in terms of whole percentages.

    The number of Units credited to a Subaccount of the VUL Account will be determined by dividing the portion of the net premium applied to that Subaccount by the Unit value of the Subaccount on the Payment Date.

    You may increase or decrease the planned premium amount or payment frequency at any time by Written Request to VPMO. PHL Variable reserves the right to limit increases to such maximums as may be established from time to time. Additional premium payments may be made at any time. Each premium payment must at least equal $25 or, if made during a grace period, the payment must equal the amount needed to prevent lapse of the Policy.

    You also may elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under the Policy under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon PHL Variable's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force.

    The Policy contains a total premium limit as shown on the Schedule Page. This limit is applied to the sum of all premiums paid under the Policy. If the total premium limit is exceeded, you will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the Policy Year in which the limit was exceeded. The Policy Value then will be adjusted to reflect the refund. The amount to be taken from each Subaccount or the GIA will be allocated in the same manner as provided for monthly deductions unless you request otherwise In Writing. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if PHL Variable determines that additional premium would be permitted by federal laws or regulations.

    You may authorize your bank to draw $25 or more from your personal checking account monthly to purchase Units in any available Subaccount. The amount designated by you will be automatically invested in the Subaccount of your choice on the date the bank draws on your account.

    Policies sold to officers, directors and employees of PHL Variable (and their spouses and children) will be credited with an amount equal to the first-year commission that would apply on the amount of premium contributed. This option also is available to career agents of PHL Variable (and their spouses and children).


ALLOCATION OF ISSUE PREMIUM
    PHL Variable will generally allocate the Issue Premium less applicable charges to the VUL Account or to the GIA upon receipt of a completed application, in accordance with the allocation instructions in the application for a Policy. However, Policies issued in certain states, and Policies issued in certain states pursuant to applications which state the Policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, PHL Variable temporarily allocates the entire Issue Premium paid less applicable charges (along with any other premiums paid during the Right to Cancel Period) to the Money Market Subaccount of the VUL Account, and, at the expiration of the Right to Cancel Period, the Policy Value of the Money Market Subaccount is allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the applicant's allocation instructions in the application for insurance.


RIGHT TO CANCEL PERIOD
    A Policy may be returned by mailing or delivering it to PHL Variable within 10 days after the Policyowner receives it (or longer in some states); within 10 days after PHL Variable mails or delivers a written notice of withdrawal right to the Policyowner; or within 45 days after the applicant signs the application for insurance, whichever occurs latest (the "Right to Cancel Period"). The returned Policy is treated as if PHL Variable never issued the Policy and, except for Policies issued with a Temporary Money Market Allocation Amendment, PHL Variable will return the sum of the following as of the date PHL Variable receives the returned Policy: (i) the then current Policy Value less any unpaid loans and loan interest; plus (ii) any monthly deductions, partial surrender fees, other charges made under the Policy, including investment advisory fees, or any Fund expenses deducted. The amount returned for Policies issued with the Amendment will equal any premiums paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.

    PHL Variable reserves the right to disapprove an application for processing within 7 days of receipt at PHL Variable of the completed application for insurance, in which event PHL Variable will return the premium paid. Even after approval of the application for processing, PHL Variable reserves the right to decline issuance of the Policy, in which event PHL Variable will refund the applicant the same amount as would have been refunded under the Policy had it been issued but returned for refund during the Right to Cancel Period.


TEMPORARY INSURANCE COVERAGE
    On the date the application for a Policy is signed and submitted with the Issue Premium, PHL Variable issues a Temporary Insurance

Receipt in connection with the application. Under the Temporary Insurance Receipt, the insurance protection applied for (subject to the limits of liability and in accordance with the terms set forth in the Policy and in the Receipt) takes effect on the date of the application.


TRANSFER OF POLICY VALUE
    SYSTEMATIC TRANSFER PROGRAM
    You may elect to transfer funds automatically among the Subaccounts or the unloaned portion of the GIA on a monthly, quarterly, semiannual or annual basis under the Systematic Transfer Program for Dollar Cost Averaging ("Systematic Transfer Program"). Under this Systematic Transfer Program, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. You must have an initial value of $1,000 in the GIA or the Subaccount that funds will be transferred from ("Sending Subaccount") and if the value in that Subaccount or the GIA drops below the elected transfer amount, the entire remaining balance will be transferred and no more systematic transfers will be processed. Funds may be transferred from only one Sending Subaccount or the GIA, but may be allocated to multiple Subaccounts ("Receiving Subaccount"). Under the Systematic Transfer Program, you may make more than one transfer per Policy Year from the GIA, in approximately equal amounts over a minimum 18-month period.

    Only one Systematic Transfer Program can be active per Policy. After the completion of the Systematic Transfer Program, you can call VULA at (800) 892-4885 or send a written request to VPMO to begin a new Systematic Transfer Program.

    All transfers under the Systematic Transfer Program will be executed on the basis of the respective values as of the first of the month following receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next business day.

    NONSYSTEMATIC TRANSFERS
    Transfers among available Subaccounts or the GIA and changes in premium payment allocations may be requested In Writing or by calling (800) 892-4885, between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time and will be executed on the date the request is received at VPMO, except as noted below. Telephone transfer orders and allocation changes also will be accepted on your behalf from your registered representative unless you elect In Writing not to authorize such changes. PHL Variable and Phoenix Equity Planning Corporation ("PEPCO") will employ reasonable procedures to confirm that telephone instructions are genuine. They will require verification of account information and will record telephone instructions on tape. All telephone transfers will be confirmed In Writing to you. PHL Variable and PEPCO may be liable for following telephone instructions for transfers that prove to be fraudulent to the extent that procedures reasonably designed to prevent unauthorized transfers are not followed. However, you would assume the risk of loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine. These telephone transfer privileges may be modified or terminated at any time and during times of extreme market volatility, may be difficult to exercise. In such cases, you should submit a Written Request.

    PHL Variable reserves the right to permit transfers of less than $500 only if the entire balance in the Subaccount or the GIA is transferred or if the Systematic Transfer Program has been elected.

    PHL Variable reserves the right to prohibit a transfer to any Subaccount of the VUL Account where the resultant value of the Policy's share in that Subaccount immediately after the transfer would be less than $500. It further reserves the right to require that the entire balance of a Subaccount or the GIA be transferred if the value of the Policy's share in the Subaccount would, immediately after the transfer, be less than $500.

    Unless PHL Variable agrees otherwise or the Systematic Transfer Program has been elected, you may make only one transfer per Policy Year from the unloaned portion of the GIA and the amount that may be transferred cannot exceed the greater of $1,000 or 25% of the value of the Policy in the unloaned portion of the GIA at the time of the transfer. Non-systematic transfers from the unloaned portion of the GIA will be effectuated on the date of receipt by VPMO.

    PHL Variable reserves the right to limit the number of Subaccounts you may elect to a total of 18 at any one time and/or over the life of the Policy unless required to be less to comply with changes in federal and/or state regulation, including tax, securities and insurance law.

    For policies issued with the Temporary Money Market Allocation Amendment, transfers may not be made until termination of the Right to Cancel Period.

    Because excessive trading can hurt Fund performance and harm Policyowners, PHL Variable reserves the right to temporarily or permanently terminate exchange privileges or reject any specific order from anyone whose transactions seem to follow a timing pattern, including those who request more than one exchange out of a Subaccount within any 30-day period. PHL Variable will not accept batch transfer instructions from registered representatives (acting under powers of attorney for multiple Policyowners), unless the registered representative's broker-dealer firm and PHL Variable have entered into a third party transfer service agreement.


DETERMINATION OF SUBACCOUNT VALUES
    The Unit value of each Subaccount of the VUL Account was set by PHL Variable on the first Valuation Date of each such Subaccount. The Unit value of a Subaccount of the VUL Account on any other Valuation Date is determined by multiplying the Unit value of that Subaccount on the just prior Valuation Date by the Net Investment Factor for that Subaccount for the then current Valuation Period. The Unit value of each Subaccount of the VUL Account on a day other than a Valuation Date is the Unit value on the next Valuation Date. Unit values are carried to 6 decimal places. The Unit value of each Subaccount of the VUL Account on a Valuation Date is determined at the end of that day.

    The Net Investment Factor for each Subaccount of the VUL Account is determined by the investment performance of the assets held by the Subaccount during the Valuation Period. Each valuation will follow applicable law and accepted procedures. The Net Investment Factor is equal to item (D) below subtracted from the result of dividing the sum of items (A) and (B) by item (C).

    (A) The value of the assets in the Subaccount on the current Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current Valuation Period.

    (B) The amount of any dividend (or, if applicable, any capital gain distribution) received by the Subaccount if the "ex-dividend" date for shares of the Fund occurs during the current Valuation Period.

    (C) The value of the assets in the Subaccount as of the just prior Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value of all transactions during the Valuation Period ending on that date.

    (D) The sum of the following daily charges multiplied by the number of days in the current Valuation Period:

         1. the mortality and expense risk charge; and

         2. the charge, if any, for taxes and reserves for taxes on investment income, and realized and unrealized capital gains.


DEATH BENEFIT
    GENERAL
    The death benefit (under Option 1) equals the Policy's face amount on the date of the Insured's death or, if greater, the minimum death benefit on the date of death. Under Option 2, the death benefit equals the Policy's face amount on the date of the Insured's death plus the Policy Value. Under either Option, the minimum death benefit is the Policy Value on the date of death of the Insured increased by the applicable percentage from the table contained in the Policy, based on the Insured's Attained Age at the beginning of the Policy Year in which the death occurs. If no option is elected, Option 1 will apply.

    GUARANTEED DEATH BENEFIT OPTION
    For Policies with a face amount of at least $50,000, a guaranteed death benefit rider may be purchased. Under this Policy rider, if you pay the required premium each year as specified in the rider, the death benefit selected will be guaranteed for a certain specified number of years, regardless of the investment performance of the Policy, and will equal either the initial face amount or the face amount as later changed by increases or decreases. In order to keep this guaranteed death benefit In Force, there may be limitations on the amount of partial surrenders or decreases in face amount permitted.

    LIVING BENEFITS OPTION
    In the event of a terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to a maximum of $250,000) is available if a Living Benefits Rider has been purchased. The minimum face amount of the Policy after any such accelerated benefit payment is $10,000.

    REQUESTS FOR INCREASE IN FACE AMOUNT
    Any time after the first Policy Anniversary, you may request an increase in the face amount of insurance provided under the Policy. Requests for face amount increases must be made In Writing, and PHL Variable requires additional evidence of insurability. The effective date of the increase generally will be the Policy Anniversary following approval of the increase. The increase may not be less than $25,000 and no increase will be permitted after the Insured's age 75. The charge for the increase is $1.50 per thousand of face amount increase requested subject to a maximum of $600. No additional monthly administration charge will be assessed for face amount increases. PHL Variable will deduct any charges associated with the increase (the increases in cost of insurance charges), from the Policy Value, whether or not you pay an additional premium in connection with the increase. The surrender charge applicable to the Policy also will increase. At the time of the increase, the Cash Surrender Value must be sufficient to pay the monthly deduction on that date, or additional premiums will be required to be paid on or before the effective date. Also, a new Right to Cancel Period (see "The Policy--Right to Cancel Period") will be established for the amount of the increase. For a discussion of possible implications of a material change in the Policy resulting from the increase, see "Material Change Rules."

    PARTIAL SURRENDER AND DECREASES IN FACE AMOUNT: EFFECT ON
    DEATH BENEFIT
    A partial surrender or a decrease in face amount generally decreases the death benefit. Upon a decrease in face amount or partial surrender, a partial surrender charge will be deducted from Policy Value based on the amount of the decrease or partial surrender. With a decrease in face amount, the death benefit under a Policy would be reduced on the next Monthly Calculation Day. With a partial surrender, the death benefit under a Policy would be reduced immediately. A decrease in the death benefit may have certain tax consequences. See "Federal Tax Considerations."

    REQUESTS FOR DECREASE IN FACE AMOUNT
    You may request a decrease in face amount at any time after the first Policy Year. Unless PHL Variable agrees otherwise, the decrease must at least equal $10,000 and the face amount remaining after the decrease must at least equal $25,000. All face amount decrease requests must be In Writing and will be effective on the first Monthly Calculation Day following the date PHL Variable approves the request. A partial surrender charge will be deducted from the Policy Value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction (the decrease in face amount divided by the face amount of the Policy before the decrease).


SURRENDERS
    GENERAL
    At any time during the lifetime of the Insured(s) and while the Policy is In Force, you may partially or fully surrender the Policy by sending a Written Request in a form satisfactory to PHL Variable to VPMO, along with the Policy if PHL Variable so requires. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at VPMO.

    Upon partial or full surrender, PHL Variable generally will pay the amount surrendered to the Policyowner within seven days after PHL Variable receives the Written Request for the surrender. Under certain circumstances, the surrender payment may be postponed. See "General Provisions--Postponement of Payments." For the federal tax effects of partial and full surrenders, see "Federal Tax Considerations."

    FULL SURRENDERS
    If the Policy is being fully surrendered, the Policy itself must be returned to VPMO, along with the Written Request and Surrender of all claims in a form satisfactory to PHL Variable. You may elect to have the amount paid in a lump sum or under a payment option. See "Surrender Charge" and "Payment Options."

    PARTIAL SURRENDERS
    You may obtain a partial surrender of the Policy by requesting a partial Cash Surrender Value payment. You may do this during the lifetime of the Insured while the Policy is In Force with a Written Request to VPMO. PHL Variable reserves the right to require that the Policy be returned before payment is made. A partial surrender will be effective on the date the Written Request is received or, if required, the date the Policy is received. Surrender proceeds may be applied under any of the payment options described under "Payment of Proceeds--Payment Options."

    PHL Variable reserves the right not to allow partial surrenders of less than $500. In addition, if the share of the Policy Value in any Subaccount or in the GIA that would be reduced as a result of a partial surrender would, immediately after the partial surrender, be less than $500, PHL Variable reserves the right to require that as part of any partial surrender, the entire remaining balance in that Subaccount or the GIA be surrendered.

    Upon a partial surrender the Policy Value will be reduced by the sum of the following:

      (i) The Partial Surrender Amount Paid. This amount comes from a reduction in the Policy's share in the value of each Subaccount or the GIA based on the allocation requested at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount will be made in the same manner as that provided for monthly deductions.

     (ii) The Partial Surrender Fee. This fee is the lesser of $25 or 2% of the partial surrender amount paid. The assessment to each Subaccount or the GIA will be made in the same manner as provided for the partial surrender amount paid.

    (iii) A Partial Surrender Charge. This charge is equal to a prorated portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value). This amount is assessed against the Subaccount or the GIA in the same manner as provided for the partial surrender amount paid.

    The Cash Surrender Value will be reduced by the partial surrender amount paid plus the partial surrender fee. The face amount of the Policy also will be reduced by the same amount as the Policy Value is reduced as described above.


POLICY LOANS
    While the Policy is In Force, a loan may be obtained against the Policy up to the available loan value. The loan value on any day is 90% of the result of subtracting the then remaining surrender charge from the Policy Value. The available loan value is the loan value on the current day less any outstanding Debt.

    The amount of any loan will be added to the loaned portion of the GIA and subtracted from the Policy's share of the Subaccounts or the unloaned portion of the GIA, based on the allocation requested at the time of the loan. The total reduction will equal the amount added to the loaned portion of the GIA. Allocations generally must be expressed in terms of whole percentages. If no allocation request is made, the amount subtracted from the share of each Subaccount or the unloaned portion of the GIA will be determined in the same manner as provided for monthly deductions. Interest will be credited and the loaned portion of the GIA will increase at an effective annual rate of 2%, compounded daily and payable in arrears. At the end of each Policy Year and at the time of any Debt repayment, interest credited to the loaned portion of the GIA will be transferred to the unloaned portion of the GIA.

    Debt may be repaid at any time during the lifetime of the Insured while the Policy is In Force. Any Debt repayment received by PHL Variable during a grace period will be reduced to cover any overdue monthly deductions and only the balance will be applied to reduce the Debt. Such balance, in excess of any outstanding accrued loan interest, will be applied to reduce the loaned portion of the GIA and will be transferred to the unloaned portion of the GIA to the extent that loaned amounts taken from such Account have not been previously repaid. Otherwise, such balance will be transferred among the Subaccounts as the Policyowner requests upon repayment and, if no allocation request is made, according to the most recent premium allocation schedule on file.

    While there is outstanding Debt on the Policy, any payments received by PHL Variable for the Policy will be applied directly to reduce the Debt unless specified as a premium payment by the Policyowner. Until the Debt is fully repaid, additional Debt repayments may be made at any time during the lifetime of the Insured while the Policy is In Force.

    Failure to repay a Policy loan or to pay loan interest will not terminate the Policy except as otherwise provided under the terms of the Policy concerning the grace period and lapse.

    The proceeds of Policy loans may be subject to federal income tax under certain circumstances. See "Federal Tax Considerations."

    In the future, PHL Variable may not allow Policy loans of less than $500, unless such loan is used to pay a premium on another PHL Variable or Phoenix policy.

    You will pay interest on the loan at an effective annual rate, compounded daily and payable in arrears. The loan interest rates in effect are as follows:

4% for Policy Years 1 through 10 (or the Insured's age 65 if earlier) 3% through Policy Year 15
2 1/2% for Policy Years 16 and thereafter

    At the end of each Policy Year, any interest due on the Debt will be treated as a loan and will be offset by a transfer from the Policyowner's values to the value of the loaned portion of the GIA.

    A Policy loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of the Subaccounts or unloaned portion of the GIA will apply only to the amount remaining in the Subaccounts or the unloaned portion of the GIA. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts or the unloaned portion of the GIA earn more than the annual interest rate for funds held in the loaned portion of the GIA, Policy Value does not increase as rapidly as it would have had no loan been made. If the Subaccounts or the GIA earn less than the annual interest rate for funds held in the loaned portion of the GIA, Policy Value is greater than it would have been had no loan been made. A Policy loan, whether or not repaid, also has an effect on the Policy's Death Benefit due to any resulting differences in Cash Surrender Value.


LAPSE
    Unlike conventional life insurance policies, the payment of the Issue Premium, no matter how large, or the payment of additional premiums will not necessarily continue the Policy In Force to its Maturity Date.

    If on any Monthly Calculation Day during the first three Policy Years, the Policy Value is insufficient to cover the monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the monthly deduction. If on any Monthly Calculation Day during any subsequent Policy Year, the Cash Surrender Value (which has become positive) is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. However, during the first five Policy Years or until the Cash Surrender Value becomes positive for the first time, the Policy will not lapse as long as all premiums planned at issue have been paid.

    The Policy will continue In Force during any such grace period, although Subaccount transfers, loans, partial or full surrenders will not be permitted. Failure to pay the additional amount within the grace period will result in lapse of the Policy, but not before 30 days have elapsed since PHL Variable mailed written notice to you. If a premium payment for the additional amount is received by PHL Variable during the grace period, any amount of premium over what is required to prevent lapse will be allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the then current premium allocation schedule. In determining the amount of "excess" premium to be applied to the Subaccounts or the GIA, PHL Variable will deduct the premium tax and the amount needed to cover any monthly deductions made during the grace period. If the Insured dies during the grace period, the death benefit will equal the amount of the death benefit immediately prior to the commencement of the grace period.


PAYMENT OF PREMIUMS DURING PERIOD OF DISABILITY
    You also may elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under the Policy under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon PHL Variable's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force. The terms of this rider may vary by state.


ADDITIONAL INSURANCE OPTIONS
    While the Policy is In Force and you are insurable, you will have the option to purchase additional insurance on the same Insured with the same guaranteed rates as the Policy without being assessed an issue expense charge. PHL Variable will require evidence of insurability. Charges will be adjusted for the Insured's new Attained Age and any change in risk classification. However, if elected on the application, you may, at predetermined future dates, purchase additional insurance protection on the same Insured without evidence of insurability.

    In addition, once each Policy Year, you may request an increase in face amount. This request should be made within 90 days prior to the Policy Anniversary and is subject to an issue expense charge of $1.50 per $1,000 of increase in face amount, up to a maximum of $600, and to PHL Variable's receipt of adequate evidence of insurability. A Right to Cancel Period as described in "The Policy" section of this Prospectus applies to each increase in face amount.


ADDITIONAL RIDER BENEFITS
    You may elect additional benefits under the Policy, and you may cancel these benefits at any time. A charge will be deducted monthly from the Policy Value for each additional rider benefit chosen except where noted below. More details will be included in the form of a rider to the Policy if any of these benefits is chosen. The following benefits are currently available and additional riders may be available as described in the Policy.

[bullet] DISABILITY WAIVER OF SPECIFIED PREMIUM RIDER
             PHL Variable waives the specified premium if the Insured becomes totally disabled and the disability continues for at least six months. Premiums will be waived to the Policy Anniversary nearest the Insured's 65th birthday (provided that the disability continues). If premiums have been waived continuously during the entire five years prior to such date, the waiver will continue beyond that date. The premium will be waived upon PHL Variable's receipt of notice that the Insured is totally disabled and that the disability occurred while the rider was In Force.

[bullet] ACCIDENTAL DEATH BENEFIT RIDER
             An additional death benefit will be paid (1) if the Insured dies from bodily injury that results from an accident; (2) if the Insured dies no later than 90 days after injury; and (3) before the Policy Anniversary nearest the Insured's 75th birthday.

[bullet] DEATH BENEFIT PROTECTION RIDER
             The purchase of this rider provides that the death benefit will be guaranteed. The amount of the guaranteed death benefit is equal to the initial face amount, or the face amount that later may be increased or decreased by you provided that certain minimum premiums are paid. Unless PHL Variable agrees otherwise, the initial face amount and the face amount remaining after any decrease must at least equal $50,000 and the minimum issue age of the Insured is 20. Three (3) Death Benefit Guarantee periods are available. The minimum premium required to maintain the guaranteed death benefit is based on the length of the guarantee period as elected on the application. The three available guarantee periods are:

    Level:     Expiry Date of Death Benefit Guaranteed, the later of:

      1 The Policy Anniversary nearest the Insured's 70th birthday or the 7th Policy Year

      2 The Policy Anniversary nearest the Insured's 80th birthday or the 10th Policy Year

      3        The Policy Anniversary nearest the Insured's 95th birthday.

    Level 1 or 2 guarantees may be extended provided that the Policy's Cash Surrender Value is sufficient and you pay the new Minimum Required Premium.

[bullet] WHOLE LIFE EXCHANGE OPTION RIDER
             This rider permits you to exchange the Policy for a fixed benefit whole life policy at the later of age 65 or Policy Year 15. There is no charge for this rider.

[bullet] PURCHASE PROTECTION PLAN RIDER
             Under this rider you may, at predetermined future dates, purchase additional insurance protection without evidence of insurability.

[bullet] LIVING BENEFITS RIDER
             Under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to a maximum of $250,000) is available. The minimum face amount of the Policy after any such accelerated benefit payment is $10,000. There is no charge for this rider.

[bullet] CASH VALUE ACCUMULATION RIDER
             This rider generally permits you to pay more in premium than otherwise would be permitted. This rider must be elected before the Policy is issued. There is no charge for this rider.

[bullet] CHILD TERM RIDER
             This rider provides annually renewable term coverage on children of the Insured who are between 14 days old and age 18. The term insurance is renewable to age 25. Each child will be insured under a separate rider and the amount of insurance must be the same. Coverage may be converted to a new whole life or variable insurance policy at any time prior to the Policy Anniversary nearest insured child's 25th birthday.

[bullet] FAMILY TERM RIDER
             This rider provides annually renewable term insurance coverage to age 70 on the Insured or members of the Insured's immediate family who are at least 18 years of age. The rider is fully convertible through age 65 for each Insured to either a fixed benefit or variable policy.

[bullet] BUSINESS TERM RIDER
             This rider provides annually renewable term insurance coverage to age 95 on the life of the Insured under the base Policy. The face amount of the term insurance may be level or increasing. The initial rider death benefit cannot exceed 6 times the initial base Policy. This rider is only available for Policies sold in the Corporate Owned Life Insurance, employer sponsored life insurance market, or other business related life insurance market.


INVESTMENTS OF THE VUL ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING MUTUAL FUNDS

THE PHOENIX EDGE SERIES FUND
    Certain Subaccounts of the VUL Account invest in corresponding Series of The Phoenix Edge Series Fund. The Fund currently has the following Series available through the Policies:

    MONEY MARKET SERIES: The investment objective of the Money Market Series is to provide maximum current income consistent with capital preservation and liquidity. The Money Market Series invests exclusively in high quality money market instruments.

    GROWTH SERIES: The investment objective of the Growth Series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

    MULTI-SECTOR FIXED INCOME ("MULTI-SECTOR") SERIES: The investment objective of the Multi-Sector Series is to seek long-term total return. The Multi-Sector Series seeks to achieve its investment objective by investing in a diversified portfolio of high yield and high quality fixed income securities.

    STRATEGIC ALLOCATION ("ALLOCATION") SERIES: The investment objective of the Allocation Series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Allocation Series invests in stocks, bonds and money market instruments in accordance with the Investment Adviser's appraisal of investments most likely to achieve the highest total return.

    INTERNATIONAL SERIES: The investment objective of the International Series is to seek a high total return consistent with reasonable risk. The International Series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The International Series provides a means for investors to invest a portion of their assets outside the United States.

    BALANCED SERIES: The investment objective of the Balanced Series is to seek reasonable income, long-term capital growth and conservation of capital. The Balanced Series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    REAL ESTATE SECURITIES ("REAL ESTATE") SERIES: The investment objective of the Real Estate Series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    STRATEGIC THEME ("THEME") SERIES: The investment objective of the Theme Series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Theme Series invests primarily in common stocks believed to have substantial potential for capital growth.

    ABERDEEN NEW ASIA ("ASIA") SERIES: The investment objective of the Asia Series is to seek long-term capital appreciation. The Asia Series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

    RESEARCH ENHANCED INDEX ("ENHANCED INDEX") SERIES: The investment objective of the Enhanced Index Series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The Enhanced Index Series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    ENGEMANN NIFTY FIFTY ("NIFTY FIFTY") SERIES: The investment objective of the Nifty Fifty Series is to seek long-term capital appreciation by investing in approximately 50 different securities which offer the best potential for long-term growth of capital. At least 75% of the Series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

    SENECA MID-CAP GROWTH ("SENECA MID-CAP") SERIES: The investment objective of the Seneca Mid-Cap Series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The Series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

    PHOENIX GROWTH AND INCOME ("GROWTH & INCOME") SERIES: The investment objective of the Growth & Income Series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Growth & Income Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

    PHOENIX VALUE EQUITY ("VALUE") SERIES: The primary investment objective of the Value Series is long-term capital appreciation, with a secondary investment objective of current income. The Value Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

    SCHAFER MID-CAP VALUE ("SCHAFER MID-CAP") SERIES: The primary investment objective of the Schafer Mid-Cap Series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Schafer Mid-Cap Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase which are believed to offer the possibility of increase in value.


WANGER ADVISORS TRUST
    Certain Subaccounts of the VUL Account invest in corresponding Series of the Wanger Advisors Trust. The following Series are currently available through the
Policies:

    WANGER U.S. SMALL CAP ("U.S. SMALL CAP") SERIES: The investment objective of the U.S. Small Cap Series is to provide long-term growth. The U.S. Small Cap Series invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER INTERNATIONAL SMALL CAP ("INTERNATIONAL SMALL CAP") SERIES: The investment objective of the International Small Cap Series is to provide long-term growth. The International Small Cap Series invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.


TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Certain Subaccounts of the VUL Account invest in corresponding Series of the Templeton Variable Products Series Fund. The following Series are currently available through the Policies:

    TEMPLETON STOCK ("STOCK") SERIES: The investment objective of the Stock Series is to provide capital growth. The Stock Series invests primarily in common stocks issued by companies, large and small, in various nations throughout the world.

    TEMPLETON ASSET ALLOCATION ("TPT ALLOCATION") SERIES: The investment objective of the TPT Allocation Series is to seek a high level of total return through a flexible investment policy. The TPT Allocation Series invests in stocks of companies of any nation, debt securities of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world.

    TEMPLETON INTERNATIONAL ("TPT INTERNATIONAL") SERIES: The investment objective of the TPT International Series is to seek long-term capital growth through a flexible policy of investing. The TPT International Series invests in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. Although the Series generally invests in common stock, it also may invest in preferred stocks and certain debt securities such as convertible bonds which are rated in any category by S&P or Moody's or which are unrated by any rating agency.

    TEMPLETON DEVELOPING MARKETS ("DEVELOPING MARKETS") SERIES: The investment objective of the Developing Markets Series is to seek long-term capital appreciation. The Developing Markets Series invests primarily in equity securities of issuers in countries having developing markets.

    TEMPLETON MUTUAL SHARES INVESTMENTS ("SHARES") SERIES: The primary investment objective of the Shares Series is to seek capital appreciation with income as a secondary objective. The Shares Series invests in domestic equity securities and domestic debt obligations.

    Each Series will be subject to market fluctuations and risks inherent in the ownership of any security and there can be no assurance that the stated investment objective of any Series will be realized.

    In addition to being sold to the VUL Account, shares of the Funds also are sold to the PHLVIC Variable Accumulation Account, a separate account used by PHL Variable to receive and invest premiums paid under certain variable annuity contracts issued by PHL Variable. Shares of the Funds also may be sold to other separate accounts of PHL Variable or its affiliates or of other insurance companies.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund(s) simultaneously. Although neither PHL Variable nor the Fund(s) currently foresees any such disadvantages either to variable life insurance Policyowners or to variable annuity Contract Owners, the Funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance Policyowners and variable annuity Contract Owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the Fund(s) or (4) differences in voting instructions between those given by variable life insurance Policyowners and those given by variable annuity Contract Owners. PHL Variable will, at its own expense, remedy such material conflict including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


INVESTMENT ADVISERS
    Phoenix Investment Counsel, Inc. ("PIC") is the investment adviser to all Series in The Phoenix Edge Series Fund except the Real Estate and Asia Series. Based on subadvisory agreements with the Fund, PIC delegates certain investment decisions and research functions to subadvisers for the following Series:

    Enhanced Index Series     J.P. Morgan Investment Management, Inc.

    Nifty Fifty Series        Roger Engemann & Associates, Inc. ("Engemann")

    Seneca Mid-Cap Series     Seneca Capital Management, LLC ("Seneca")

    Schafer Mid-Cap Series    Schafer Capital Management, Inc.

    The investment adviser to the Real Estate Series is Duff & Phelps Investment Management Co. ("DPIM").

    The investment adviser to the Asia Series is Phoenix-Aberdeen International Advisors LLC ("PAIA"). Pursuant to subadvisory agreements with the Fund, PAIA delegates certain investment decisions and research functions with respect to the Asia Series to PIC and Aberdeen Fund Managers, Inc.

    PIC, DPIM, Engemann and Seneca are indirect, less than wholly-owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix, and Aberdeen Fund Managers, Inc.

    The investment adviser to the Wanger Advisors Trust is Wanger Asset Management, L.P.

    The investment adviser for the Stock, TPT Asset Allocation and TPT International Series is Templeton Investment Counsel, Inc.

    Templeton Asset Management, Ltd. is the investment adviser for the Developing Markets Series.

    Franklin Mutual Advisers, Inc. is the investment adviser for the Shares Series.


SERVICES OF THE ADVISERS
    The Advisers continuously furnish an investment program for each Series and manage the investment and reinvestment of the assets of each Series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisers and subadvisers, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the Funds.


REINVESTMENT AND REDEMPTION
    All dividend distributions of the Fund are automatically reinvested in shares of the Fund at their net asset value on the date of distribution; all capital gains distributions of the Fund, if any, are likewise reinvested at the net asset value on the record date. PHL Variable redeems Fund shares at their net asset value to the extent necessary to make payments under the Policy.


SUBSTITUTION OF INVESTMENTS
    PHL Variable reserves the right, subject to compliance with the law as currently applicable or subsequently changed, to make additions to, deletions from, or substitutions for the investments held by the VUL Account. In the future, PHL Variable may establish additional Subaccounts within the VUL Account, each of which will invest in shares of a designated portfolio of the Fund with a specified investment objective. These portfolios will be established if, and when, in the sole discretion of PHL Variable, marketing needs and investment conditions warrant, and will be made available under existing Policies to the extent and on a basis to be determined by PHL Variable.

    If shares of any of the portfolios of the Fund should no longer be available for investment, or if in the judgment of PHL Variable's management further investment in shares of any of the portfolios should become inappropriate in view of the objectives of the Policy, then PHL Variable may substitute shares of another mutual fund for shares already purchased, or to be purchased in the future, under the Policy. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the Policy Value of the Subaccount in which the substitution is to occur to another Subaccount.



CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
    Charges are deducted in connection with the Policy to compensate PHL Variable for: (1) incurring expenses in distributing the Policy; (2) issuing the Policy; (3) premium and federal taxes incurred on premiums received; (4) providing the insurance benefits set forth in the Policy; and (5) assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.

    1.   MONTHLY DEDUCTION
    A charge is deducted monthly from the Policy Value under a Policy ("monthly deduction") to pay: the cost of insurance provided under the Policy, the cost of any rider benefits provided, any unpaid balance of the issue expense charge and an administrative charge. This administrative charge is currently set at $5 per month and is guaranteed not to exceed $10 per month. The monthly deduction is made on each Monthly Calculation Day. It is allocated among the

Subaccounts of the VUL Account and the unloaned portion of the GIA based on the allocation schedule for monthly deductions specified by the applicant in the application for a Policy or as later changed by you. In the event that the Policy's share in the value of the Subaccounts or the unloaned portion of the GIA is insufficient to permit the withdrawal of the full monthly deduction, the remainder will be taken on a proportionate basis from the Policy's share of each of the other Subaccounts and the unloaned portion of the GIA. The number of Units deducted will be determined by dividing the portion of the monthly deduction allocated to each Subaccount or to the unloaned portion of the GIA by the Unit value on the Monthly Calculation Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself may vary in amount from month to month.

    (A) ISSUE EXPENSE CHARGE. An issue administration charge is assessed on a prorated basis in equal monthly installments over a 12-month period to compensate PHL Variable for underwriting and start-up expenses in connection with issuing a Policy. The issue expense charge is $1.50 per $1,000 of face amount, up to a maximum charge of $600. PHL Variable may reduce or eliminate the issue expense charge for Policies issued under group or sponsored arrangements. Generally, administrative costs per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which the Policies are purchased and other factors. The amounts of any reductions will be considered on a case-by-case basis and will reflect the reduced administration costs expected as a result of sales to a particular group or sponsored arrangement.

    (B) COST OF INSURANCE. In order to calculate the cost of insurance charge, PHL Variable multiplies the applicable cost of insurance rate by the difference between the death benefit selected (death benefit Option 1 if no selection is made) and the Policy Value. Generally, cost of insurance rates for Life Policies are based on the sex, issue age, duration and risk class. However, in certain states and for policies issued in conjunction with certain qualified plans, cost of insurance rates are not based on sex. The actual monthly cost of insurance rates are based on PHL Variable's expectations of future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed maximum rates are equal to 100% of the 1980 Commissioners Standard Ordinary ("CSO") Mortality Table, with appropriate adjustment for the Insured's risk classification. Any change in the cost of insurance rates will apply to all persons of the same sex, insurance age and risk class whose Policies have been In Force for the same length of time. The risk class of an Insured may affect the cost of insurance rate. PHL Variable currently places Insureds into a preferred or standard risk class or a risk class involving a higher mortality risk, depending upon the health of the Insured as determined by medical information that PHL Variable requests. In an otherwise identical Policy, Insureds in the preferred or standard risk class will have a lower cost of insurance than those in the risk class with the higher mortality risk. The standard risk class also is divided into categories: smokers, nonsmokers and those who have never smoked. Non-smokers will generally incur a lower cost of insurance than similarly situated Insureds who smoke.

    2.  PREMIUM TAXES
    Various states and subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state. Currently, the taxes imposed by states on premiums range from 0.75% to 4% of premiums paid. Moreover, certain municipalities in Louisiana, Kentucky and South Carolina also impose taxes on premiums paid, in addition to the state taxes imposed. The premium tax charge represents an amount PHL Variable considers necessary to pay all premium taxes imposed by such states and any subdivisions thereof, and PHL Variable does not expect to derive a profit from this charge. The Policies will be assessed a charge equal to 2.25% of the premiums paid. This charge is deducted from the Issue Premium, and from each subsequent premium payment.

    3.  FEDERAL TAX CHARGE
    A charge equal to 1.50% of each premium will be deducted from each premium payment to cover the estimated cost to PHL Variable of the federal income tax treatment of deferred acquisition costs.

    4.  MORTALITY AND EXPENSE RISK CHARGE
    PHL Variable will deduct a daily charge from the VUL Account at an annual rate of 0.80% of the average daily net assets of the VUL Account to compensate for certain risks assumed in connection with the Policy. A reduced annual rate of .25% will apply after the 15th Policy Year. This charge is not deducted from the GIA.

    The mortality risk assumed by PHL Variable is that Insureds may live for a shorter time than projected because of inaccuracies in that projecting process and, accordingly, that an aggregate amount of death benefits greater than that projected will be payable. The expense risk assumed is that expenses incurred in issuing the Policies may exceed the limits on administrative charges set in the Policies. If the expenses do not increase to an amount in excess of the limits, or if the mortality projecting process proves to be accurate, PHL Variable may profit from this charge. PHL Variable also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause PHL Variable to incur greater costs than anticipated when designing the Policies. To the extent PHL Variable profits from this charge, it may use those profits for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

    5.  INVESTMENT MANAGEMENT CHARGE
    As compensation for investment management services to the Funds, the Advisers are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each Series.

    These Fund charges and other expenses are described more fully in the accompanying Fund prospectuses.

    6.  OTHER CHARGES
    SURRENDER CHARGE
    During the first 10 Policy Years, there is a difference between the amount of Policy Value and the amount of Cash Surrender Value of the Policy. This difference is the surrender charge, consisting of a contingent deferred sales charge designed to recover expenses for the distribution of Policies that are terminated by surrender before distribution expenses have been recouped, and a contingent deferred issue charge designed to recover expenses for the administration of Policies that are terminated by surrender before administrative expenses have been recouped. These are contingent charges because they are paid only if the Policy is surrendered (or the face amount is reduced or the Policy lapses) during this period. They are deferred charges because they are not deducted from premiums.

    During the first 10 Policy Years, the full surrender charge as described below will apply if you either surrender the Policy for its Cash Surrender Value or let the Policy lapse. The applicable surrender charge in any Policy Month is the full surrender charge minus any surrender charges that have been previously paid as a result of a partial surrender or decrease in the Face Amount. There is no surrender charge after the 10th Policy Year. During the first two Policy Years, the maximum surrender charge that a you could pay while you own the Policy is equal to either A plus B (as defined below) or the amount shown in the Policy's Surrender Charge Schedule, whichever is less. After the first two Policy Years, the maximum surrender charge that you could pay is based on the amount shown in the Policy's Surrender Charge Schedule.

A.  (the contingent deferred sales charge) is equal to:

    1) 28.5% of all premiums paid (up to and including the amount stated in the Policy's Surrender Charge Schedule, which is calculated according to a formula contained in a SEC rule); plus

    2) 8.5% of all premiums paid in excess of this amount but not greater than twice this amount; plus

    3)  7.5% of all premiums paid in excess of twice this amount.

B.  (the contingent deferred issue charge) is equal to:

        $5 per $1,000 of initial face amount.

    As an example, the following illustrates the surrender charge on a $100,000 Life Policy for a male age 35 who has never smoked, who has paid $3,000 in premium payments, and who surrenders the Policy.

    Example: If you were to surrender your Policy in the 70th Policy Month your surrender charge will be $1,186.78, as given in the Schedule.

    Example: If you were to surrender your Policy in the first two years, your surrender charge may be reduced (as described above). The surrender charge in the first two years would be equal to the lesser of the amount in the surrender charge table and the sum of the following:

A.  1)  28.5% of premiums paid up to $1,076.72, plus

    2) 8.5% of premiums paid in excess of $1,076.72 but not greater than $2,153.44, plus

    3)  7.5% of premiums paid in excess of $2,153.44,

B.  Plus $500.

    If you were to surrender your Policy in the second year after paying $3,000 of premiums your surrender charge would be the lesser of $1,307.54 from the table, and $961.88. In this case, you would pay less surrender charge if you were to surrender your Policy in the first two Policy Years.

                            SURRENDER CHARGE SCHEDULE
                            -------------------------

POLICY    SURRENDER   POLICY   SURRENDER    POLICY     SURRENDER
 MONTH     CHARGE     MONTH      CHARGE      MONTH      CHARGE
 -----     ------     -----      ------      -----      ------
1-60     $1307.54      80       $1066.03     100       $727.09
  61      1295.46      81        1053.95     101        690.65
  62      1283.39      82        1041.88     102        654.22
  63      1271.31      83        1029.80     103        617.78
  64      1259.24      84        1017.73     104        581.35
  65      1247.16      85        1005.65     105        544.91
  66      1235.08      86         993.58     106        508.48
  67      1223.01      87         981.50     107        472.05
  68      1210.93      88         969.43     108        435.61
  69      1198.86      89         957.35     109        399.18
  70      1186.78      90         945.28     110        362.74
  71      1174.71      91         933.20     111        326.31
  72      1162.63      92         921.13     112        289.97
  73      1150.56      93         909.05     113        253.44
  74      1138.48      94         896.97     114        217.01
  75      1126.41      95         884.90     115        180.57
  76      1114.33      96         872.82     116        144.14
  77      1102.26      97         836.39     117        107.70
  78      1090.18      98         799.95     118         71.27
  79      1078.10      99         763.52     119         34.83
                                             120           .00

    PHL Variable may reduce the surrender charge for Policies issued under group or sponsored arrangements. The amount of reduction will be considered on a case-by-case basis and will reflect the reduced costs to PHL Variable expected as a result of sales to a particular group or sponsored arrangement.

    PARTIAL SURRENDER FEE
    A fee equal to the lesser of $25 or 2% of the amount withdrawn from the Policy is deducted from the Policy Value upon a partial surrender of the Policy to recover the costs of processing the partial surrender request. The assessment to each Subaccount or to the GIA will be made in the same manner as provided for the partial surrender amount paid. That is, the Policy's share in the value of each Subaccount or the GIA will be reduced based on the allocation made at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount and to the GIA will be made in the same manner as provided for monthly deductions.

    PARTIAL SURRENDER CHARGE
    A charge as described below is deducted from the Policy Value upon a partial surrender of the Policy. The charge is equal to a prorated portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value). This amount is assessed against the Subaccounts or the GIA in the same manner as provided for with respect to the partial surrender amount paid.

    A partial surrender charge also is deducted from Policy Value upon a decrease in face amount. The charge is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in face amount divided by the face amount of the Policy prior to the decrease).

    TAXES
    Currently no charge is made to the VUL Account for federal income taxes that may be attributable to the VUL Account. PHL Variable may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the VUL Account also may be made.


GENERAL PROVISIONS
--------------------------------------------------------------------------------
POSTPONEMENT OF PAYMENTS
    GENERAL
    Payment of any amount upon complete or partial surrender, Policy loan, or benefits payable at death (in excess of the initial face amount) or maturity may be postponed: (i) for up to six months from the date of the request, for any transactions dependent upon the value of the GIA; (ii) whenever the NYSE is closed other than for customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or (iii) whenever an emergency exists, as determined by the Commission as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the VUL Account's net assets. Transfers also may be postponed under these circumstances.

    PAYMENT BY CHECK
    Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared your bank.


THE CONTRACT
    The Policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the Policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the Policy.


SUICIDE
    If the Insured commits suicide within two years after the Policy's Date of Issue, PHL Variable will pay only the Policy Value adjusted by the addition of any monthly deductions and other fees and charges made under the Policy and the subtraction of any Debt owed to PHL Variable under the Policy.


INCONTESTABILITY
    PHL Variable cannot contest this Policy or any attached rider after it has been In Force during the lifetime of the Insured for two years from the Policy Date.


CHANGE OF OWNER OR BENEFICIARY
    The Beneficiary, as named in the Policy application or as subsequently changed, will receive the Policy benefits at the Insured's death. If the named Beneficiary dies before the Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Policyowner, the benefits payable at the Insured's death will be paid to your estate.

    As long as the Policy is In Force, the Policyowner and the Beneficiary may be changed by Written Request, satisfactory to PHL Variable. A change in Beneficiary will take effect as of the date the notice is signed, whether or not the Insured is living when the notice is received by PHL Variable. PHL Variable will not, however, be liable for any payment made or action taken before receipt of the notice.


ASSIGNMENT
    The Policy may be assigned. PHL Variable will not be bound by the assignment until a written copy has been received and will not be liable with respect to any payment made prior to receipt. PHL Variable assumes no responsibility for determining whether an assignment is valid.


MISSTATEMENT OF AGE OR SEX
    If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.


SURPLUS
    Policyowners may share in divisible surplus of PHL Variable to the extent determined annually by the PHL Variable Board of Directors. However, it is not currently anticipated that the Board will authorize these payments since Policyowners will be participating directly in investment results.



PAYMENT OF PROCEEDS
--------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
    Death benefit proceeds and the proceeds of full or partial surrenders will be processed at Unit values next computed after PHL Variable receives the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death proceeds usually will be made in one lump sum within seven days, unless another payment option has been elected. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry. In addition, under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's Death Benefit (up to maximum of $250,000), is available under the Living Benefits Rider. The minimum face amount remaining after any such accelerated benefit payment is $10,000.

    While the Insured is living, you may elect a payment option for payment of the death proceeds to the Beneficiary. You may revoke or change a prior election, unless such right has been waived. The Beneficiary may make or change an election prior to payment of the death proceeds, unless you have made an election which does not permit such further election or changes by the Beneficiary.

    A written form satisfactory to PHL Variable is required to elect, change or revoke a payment option.

    The minimum amount of surrender or death proceeds that may be applied under any option is $1,000.

    If the Policy is assigned as collateral security, PHL Variable will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.

PAYMENT OPTIONS
    All or part of the surrender or death proceeds of a Policy may be applied under one or more of the following payment options or such other payment options or alternative versions of the options listed as PHL Variable may choose to make available in the future.

    OPTION 1--LUMP SUM.
    Payment in one lump sum.

    OPTION 2--LEFT TO EARN INTEREST.
    A payment of interest during the payee's lifetime on the amount payable as a principal sum. Interest rates are guaranteed to be at least 3% per year.

    OPTION 3--PAYMENT FOR A SPECIFIC PERIOD.
    Equal income installments are paid for a specified period of years whether the payee lives or dies. The first payment will be on the date of settlement. The assumed interest rate on the unpaid balance is guaranteed not to be less than 3% per year.

    OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN.
    Equal installments are paid until the later of: (A) The death of the payee;
(B) The end of the period certain. The first payment will be on the date of settlement. The period certain must be chosen at the time this option is elected. The periods certain that may be chosen are as follows: (A) Ten years;
(B) Twenty years; (C) Until the installments paid refund the amount applied under this option; and if the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option. If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, PHL Variable will deem the longer period certain as having been elected. Any life annuity provided under Option 4 is calculated using an interest rate guaranteed to be no less than 3 3/8% per year, except that any life annuity providing a period certain of 20 years or more is calculated using an interest rate guaranteed to be no less than 3 1/4% per year.

    OPTION 5--LIFE ANNUITY.
    Equal installments are paid only during the lifetime of the payee. The first payment will be on the date of settlement. Any life annuity as may be provided under Option 5 is calculated using an interest rate guaranteed to be no less than 3 1/2% per year.

    OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT.
    Equal installments of a specified amount, out of the principal sum and interest on that sum, are paid until the principal sum remaining is less than the amount of the installment. When that happens, the principal sum remaining with accrued interest will be paid as a final payment. The first payment will be on the date of settlement. The payments will include interest on the principal sum remaining at a rate guaranteed to be at least equal to 3% per year. This interest will be credited at the end of each year. If the amount of interest credited at the end of the year exceeds the income payments made in the last 12 months, that excess will be paid in one sum on the date credited.

    OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10 YEAR PERIOD CERTAIN.
    The first payment will be on the date of settlement. Equal income installments are paid until the latest of: (A) the end of the 10-year period certain; (B) the death of the Insured; (C) the death of the other named annuitant. The other annuitant must be named at the time this option is elected and cannot later be changed. The other annuitant must have an Attained Age of at least 40. Any joint survivorship annuity as may be provided under this option is calculated using an interest rate guaranteed to be no less than 3 3/8% per year.

    For additional information concerning the above payment options, see the Policy.


FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
INTRODUCTION
    The ultimate effect of federal income taxes on values under the VUL Account and on the economic benefit to you or the Beneficiary depends on PHL Variable's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any estate and inheritance taxes, or any state, local or other tax laws. Because the discussion herein is based upon PHL Variable's understanding of federal income tax laws as they are currently interpreted, PHL Variable cannot guarantee the tax status of any Policy. No representation is made regarding the likelihood of continuation of current federal income tax laws, Treasury regulations or of the current interpretations by the Internal Revenue Service (the "IRS"). PHL Variable reserves the right to make changes to the Policy in order to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.


PHL VARIABLE'S TAX STATUS
    PHL Variable is taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, neither the VUL Account nor the GIA is a separate entity from PHL Variable and their operations form a part of PHL Variable.

    Investment income and realized capital gains on the assets of the VUL Account are reinvested and taken into account in determining the value of the VUL Account. Investment income of the VUL Account, including realized net capital gains, is not taxed to PHL Variable. Due to PHL Variable's tax status under current provisions of the Code, no charge currently will be made to the VUL Account for PHL Variable's federal income taxes which may be attributable to the VUL Account. PHL Variable reserves the right to make a deduction for taxes if the federal tax treatment of PHL Variable is determined to be other than what PHL Variable currently believes it to be, if changes are made affecting the tax treatment to PHL Variable of variable life insurance contracts or if changes occur in PHL Variable's tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the VUL Account.


POLICY BENEFITS
    DEATH BENEFIT PROCEEDS. The Policy, whether or not it is a modified endowment contract (see the discussion on modified endowment contracts below), should be treated as meeting the definition of a life insurance contract for federal income tax purposes, under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the Beneficiary under Code Section 101(a)(1). Also, you should not be deemed to be in constructive receipt of the Cash Value, including increments thereon. See, however, the sections below on possible taxation of amounts received under the Policy, via full surrender, partial surrender or loan. In addition, a benefit paid under a Living Benefit Rider may be taxable as income in the year of receipt.

    Code Section 7702 imposes certain conditions with respect to premiums received under a Policy. PHL Variable intends to monitor the premiums to assure compliance with such conditions. However, in the event that the premium limitation is exceeded during the year, PHL Variable may return the excess premium, with interest, to you within 60 days after the end of the Policy
Year, and maintain the qualification of the Policy as life insurance for federal income tax purposes.

    FULL SURRENDER. Upon full surrender of a Policy for its Cash Value, the excess, if any, of the Cash Value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a Policy which is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

    PARTIAL SURRENDER. If the Policy is a modified endowment contract, partial surrenders are fully taxable to the extent of income in the Policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the Policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a Policy is issued and there is a cash distribution associated with that reduction, you may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. PHL Variable suggests you consult with your tax adviser in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts. The benefit payment under the Living Benefits Rider is not considered a partial surrender.

    LOANS. PHL Variable believes that any loan received under a Policy will be treated as your debt. If the Policy is a modified endowment contract, loans are fully taxable to the extent of income in the Policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the Policy is not a modified endowment contract, PHL Variable believes that no part of any loan under a Policy will constitute income to you.

    Your deductibility of loan interest under a Policy may be limited under Code
Section 264, depending on the circumstances. Any Policyowner intending to fund premium payments through borrowing should consult a tax adviser with respect to the tax consequences thereof. Under the "personal" interest limitation provisions of the Code, interest on Policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax adviser for further guidance.


BUSINESS-OWNED POLICIES
    If the Policy is owned by a business or a corporation, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned Policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS
    GENERAL. Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of Cash Value over premiums paid). Policies are modified endowment contracts if they meet the definition of life insurance, but fail the 7-pay test. This test essentially provides that the cumulative premiums paid under the Policy at any time during the Policy's first seven years cannot exceed the sum of the net level premiums that would have been paid on or before that time had the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, a modified endowment contract includes any life insurance contract that is received in exchange for a modified endowment contract. Premiums paid during a Policy Year that are returned by PHL Variable (with interest) within 60 days after the end of the Policy Year will not cause the Policy to fail the 7-pay test.

    REDUCTION IN BENEFITS DURING THE FIRST SEVEN YEARS. If there is a reduction in benefits during the first seven Policy Years, the premiums are redetermined for purposes of the 7-pay test as if the Policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first seven Policy Years.

    DISTRIBUTIONS AFFECTED. If a Policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the death benefit reduction takes effect and all subsequent Policy Years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within two years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the Policy satisfies the 7-pay test for seven years, distributions and loans generally will not be subject to the modified endowment contract rules.

    PENALTY TAX. Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions: (i) made on or after the taxpayer attains age 59 1/2; (ii) which are attributable to the taxpayer's disability (within the meaning of Code Section 72(m)(7)); or (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his Beneficiary.

    MATERIAL CHANGE RULES. Any determination of whether the Policy meets the 7-pay test will begin again any time the Policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, with the following two exceptions. First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven Policy Years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change. Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the Policy, this does not constitute a material change if (1) the cost-of-living determination period does not exceed the remaining premium payment period under the Policy, and (2) the cost-of-living increase is funded ratably over the remaining premium payment period of the Policy. A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

    A material change may occur at any time during the life of the Policy (within the first seven years or thereafter), and future taxation of distributions or loans would depend upon whether the Policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

    SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS. All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same Policyowner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the Policyowner. The Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A qualified tax adviser should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.


LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
    The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a Policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to calculate permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the Policy, unless Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the Treasury regulations. PHL Variable intends to comply with the limitations in calculating the premium it is permitted to receive from the Policyowner.


QUALIFIED PLANS
    A Policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with a qualified plan until he has consulted a competent pension consultant or tax adviser.


DIVERSIFICATION STANDARDS
    To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each Series of the Funds is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Series' assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a prorated portion of each asset of a Series as an asset of the VUL Account; therefore, each Series of the Funds will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

    The general diversification requirements are modified if any of the assets of the VUL Account are direct obligations of the Treasury. In this case, there is no limit on the investment that may be made in Treasury securities. For purposes of determining whether assets other than Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the VUL Account's investment in Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the Funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with these standards.

    In connection with the issuance of the Diversification Regulations, the Treasury announced that such regulations do not provide guidance concerning the extent to which Policyowners may direct their investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. At this time, it is not clear what such a revenue ruling or other pronouncement will provide. It is possible that the Policy may need to be modified to comply with such future Treasury announcements. For these reasons, PHL Variable reserves the right to modify the Policy, as necessary, to prevent you from being considered the Owner of the assets of the VUL Account.

    PHL Variable intends to comply with the Diversification Regulations to assure that the Policies continue to qualify as a life insurance contract for federal income tax purposes.


CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
    Depending on the circumstances, changing the Policyowner or the Insured or an exchange or assignment of the Policy may have tax consequences. Code Section 1035 provides that a life insurance Policy can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered Policy is subject to a Policy loan, this may be treated as the receipt of money on the exchange. PHL Variable recommends that any person contemplating such actions seek the advice of a qualified tax consultant.


OTHER TAXES
    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary. PHL Variable does not make any representations or guarantees regarding the tax consequences of any Policy with respect to these types of taxes.

VOTING RIGHTS
--------------------------------------------------------------------------------
THE FUNDS
    PHL Variable will vote the Funds' shares held by the Subaccounts of the VUL Account at any regular and special meetings of shareholders of the Funds. To the extent required by law, such voting will be in accordance with instructions received from you. However, if the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PHL Variable determines that it is permitted to vote the Funds' shares at its own discretion, it may elect to do so.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

    Funds' shares held in a Subaccount for which no timely instructions are received, and Funds shares which are not otherwise attributable to you, will be voted by PHL Variable in proportion to the voting instructions that are received with respect to all Policies participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by PHL Variable.

    You will receive proxy materials, reports and other materials relating to the Funds.

    PHL Variable may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the portfolios of the Funds or to approve or disapprove an investment advisory contract for the Funds. In addition, PHL Variable itself may disregard voting instructions in favor of changes initiated by you in the investment policies or the investment adviser of the Funds if PHL Variable reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or PHL Variable determined that the change would have an adverse effect on the General Account because the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event PHL Variable does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to you.


THE DIRECTORS AND EXECUTIVE OFFICERS OF PHL VARIABLE
--------------------------------------------------------------------------------
    PHL Variable is managed by its Board of Directors. The following are the Directors and Executive Officers of PHL Variable:

NAME AND TITLE               PRINCIPAL OCCUPATION

Robert W. Fiondella,         Chairman of the Board, President
Chairman and President       and Chief Executive Officer

Richard H. Booth,            Executive Vice President,
Director and Executive       Strategic Development; formerly
Vice President               President, The Travelers Insurance
                             Company

Robert G. Chipkin,           Senior Vice President and
Director                     Corporate Actuary

Philip R. McLoughlin,        Executive Vice President and Chief
Director and Executive       Investment Officer
Vice President

David W. Searfoss,           Executive Vice President and Chief
Director, Executive Vice     Financial Officer
President and Chief
Financial Officer

Dona D. Young, Director      Executive Vice President,
and Executive Vice           Individual Insurance and General
President                    Counsel

Joseph E. Kelleher,          Senior Vice President,
Director and Senior Vice     Underwriting and Operations
President

Simon Y. Tan, Director       Senior Vice President, Market and
and Senior Vice President    Product Development

Bruce M. Jones, Senior       Vice President, Individual Market
Vice President and Chief     Development
Operating Officer

Robert G. Lautensack,        Senior Vice President, Individual
Senior Vice President        Line Financial


SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS
--------------------------------------------------------------------------------
    The assets of the VUL Account are held by PHL Variable. The assets of the VUL Account are kept physically segregated and held separate and apart from the General Account of PHL Variable. PHL Variable maintains records of all purchases and redemptions of shares of the Funds.


SALES OF POLICIES
--------------------------------------------------------------------------------
    Policies may be purchased from registered representatives of W.S. Griffith & Co., Inc. ("W.S. Griffith"), a corporation formed under the laws of the state of New York on August 7, 1970, licensed to sell PHL Variable insurance policies as well as policies, annuity contracts and funds of companies affiliated with PHL Variable. W. S. Griffith, an indirect subsidiary of Phoenix, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. PEPCO serves as national distributor of the Policies. PEPCO is an indirect subsidiary of Phoenix Investment Partners ("PXP"). Phoenix owns a majority interest in PXP. Policies also may be purchased from other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell Policies under terms of agreements provided by PEPCO. Sales commissions will be paid to registered representatives on purchase payments received by PHL Variable under these Policies. Total sales commission of a maximum of 50% of premiums will be paid by PHL Variable to PEPCO. To the extent that the sales charge under the Policies is less than the sales commissions paid with respect to the Policies, PHL Variable will pay the shortfall from its General Account assets, which will include any profits it may derive under the Policies.

    The following are the Directors and Executive Officers of PEPCO:

NAME AND TITLE               PRINCIPAL OCCUPATION

Michael E. Haylon            Director
56 Prospect Street
P.O. Box 150480
Hartford, CT 06115-0480

Philip R. McLoughlin         Director and President
56 Prospect Street
P.O. Box 150480
Hartford, CT 06115-0480

William R. Moyer             Director, Senior Vice President,
100 Bright Meadow Blvd.      Chief Financial Officer and
P.O. Box 2200                Treasurer
Enfield, CT 06083-2200

John F. Sharry               Executive Vice President,
100 Bright Meadow Blvd.      Retail Distribution
P.O. Box 2200
Enfield, CT 06083-2200

Paul A. Atkins               Senior Vice President and
56 Prospect Street           Sales Manager
P.O. Box 150480
Hartford, CT 06115-0480

G. Jeffrey Bohne             Vice President, Mutual Fund
101 Munson Street            Customer Service
P.O. Box 810
Greenfield, MA 01302-0810

Eugene A. Charon             Vice President and Corporate
100 Bright Meadow Blvd.      Controller
P.O. Box 2200
Enfield, CT 06083-2200

Nancy G. Curtiss             Vice President and Treasurer,
56 Prospect Street           Fund Accounting
P.O. Box 150480
Hartford, CT 06115-0480

Thomas N. Steenburg          Vice President, Counsel and
56 Prospect Street           Secretary
P.O. Box 150480
Hartford, CT 06115-0480


STATE REGULATION
--------------------------------------------------------------------------------
    PHL Variable is subject to the provisions of the Connecticut insurance laws applicable to mutual life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. PHL Variable also is subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

    State regulation of PHL Variable includes certain limitations on the investments which it may make, including investments for the VUL Account and the GIA. It does not include, however, any supervision over the investment policies of the VUL Account.


REPORTS
--------------------------------------------------------------------------------
    All Policyowners will be furnished with those reports required by the 1940 Act and regulations promulgated thereunder, or under any other applicable law or regulation.


LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
    The VUL Account is not engaged in any litigation. PHL Variable is not involved in any litigation that would have a material adverse effect on its ability to meet the obligations under the Policies.


LEGAL MATTERS
--------------------------------------------------------------------------------
    The organization of PHL Variable, its authority to issue variable life insurance Policies, and the validity of the Policy have been passed upon by Edwin L. Kerr, Counsel, Phoenix. Legal matters relating to the federal securities and income tax laws have been passed upon for PHL Variable by Jorden Burt Boros Cicchetti Berenson & Johnson, LLP.


REGISTRATION STATEMENT
--------------------------------------------------------------------------------
    A Registration Statement has been filed with the SEC, under the Securities Act of 1933 ("1933 Act") as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is made for further information concerning the VUL Account, PHL Variable and the Policy. Statements contained in this Prospectus as to the content of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.


YEAR 2000 ISSUE
--------------------------------------------------------------------------------
    Many existing computer programs use only two digits to identify the year in a date field. Commonly referred to as the "Year 2000 Issue," companies must consider the impact of the upcoming change in the century on their computer systems. The Year 2000 Issue, if not adequately addressed, could result in computer system failures or miscalculations causing disruptions of operations and the possible inability of companies to process transactions. PHL Variable believes that the Year 2000 Issue is an important business priority requiring careful analysis of every business system in order to be assured that all information systems applications are century compliant.

    Phoenix, PHL Variable's parent company, has been addressing the Year 2000 Issue in earnest since 1995 when, with consultants, a comprehensive inventory and assessment of all business systems, including those of its subsidiaries, was conducted. Phoenix has identified and is now actively pursuing a number of strategies to address the issue, including:

    -   upgrading systems with compliant versions;

    -   developing or acquiring new systems to replace those that are obsolete;

    -   and remediating existing systems by converting code or hardware.

    Based on current assessments, Phoenix expects to have its computer systems and those of its subsidiaries compliant by the end of 1998, with testing to continue through 1999. In addition, Phoenix is examining the status of its third-party vendors, obtaining assurances that their software and hardware products will be century compliant by 1999.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
    The consolidated financial statements of PHL Variable contained herein should be considered only as bearing upon PHL Variable's ability to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the VUL Account. The financial statements of the VUL Account are not yet available.

         PHL VARIABLE
         INSURANCE COMPANY
         FINANCIAL STATEMENTS
         DECEMBER 31, 1997 AND 1996


         [TO BE FILED BY AMENDMENT]

         PHLVIC VARIABLE
         UNIVERSAL LIFE ACCOUNT
         FINANCIAL STATEMENTS


         THE SUBACCOUNTS OF PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT TO WHICH ALLOCATIONS UNDER THE POLICY MAY BE MADE WILL BE ACTIVATED UPON THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT. THEREFORE, FINANCIAL DATA WITH RESPECT TO THESE SUBACCOUNTS IS NOT AVAILABLE.

APPENDIX A

THE GUARANTEED INTEREST ACCOUNT

    Contributions to the GIA under the Policy and transfers to the GIA become part of the PHL Variable General Account (the "General Account"), which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interest in the General Account has not been registered under the Securities Act of 1933 ("1933 Act") nor is the General Account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the General Account nor any interest therein is specifically subject to the provisions of the 1933 or 1940 Acts and the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus concerning the GIA. Disclosures regarding the GIA and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    The General Account is made up of all of the general assets of PHL Variable other than those allocated to any separate account. Premium payments will be allocated to the GIA and, therefore, the General Account, as elected by the Policyowner at the time of purchase or as subsequently changed. PHL Variable will invest the assets of the General Account in assets chosen by it and allowed by applicable law. Investment income from General Account assets is allocated between PHL Variable and the contracts participating in the General Account, in accordance with the terms of such contracts.

    Investment income from the General Account allocated to PHL Variable includes compensation for mortality and expense risks borne by it in connection with General Account contracts.

    The amount of investment income allocated to the Policies will vary from year to year in the sole discretion of PHL Variable. However, PHL Variable guarantees that it will credit interest at a rate of not less than 4% per year, compounded annually, to amounts allocated to the unloaned portion of the GIA. The loaned portion of the GIA will be credited interest at an effective annual rate of 2%. PHL Variable may credit interest at a rate in excess of 4% per year; however, it is not obligated to credit any interest in excess of 4% per year.

    Biweekly, PHL Variable will set the excess interest rate, if any, that will apply to amounts deposited to the GIA. That rate will remain in effect for such deposits for an initial guarantee period of one full year from the date of deposit. Upon expiration of the initial one-year guarantee period (and each subsequent one-year guarantee period thereafter), the rate to be applied to any deposits whose guaranteed period has just ended will be the same rate as is applied to new deposits allocated at that time to the GIA. This rate will likewise remain in effect for a guarantee period of one full year from the date the new rate is applied.

    Excess interest, if any, will be determined by PHL Variable based on information as to expected investment yields. Some of the factors that PHL Variable may consider in determining whether to credit interest to amounts allocated to the GIA and the amount thereof, are general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE GIA IN EXCESS OF 4% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF PHL VARIABLE AND WITHOUT REGARD TO ANY SPECIFIC FORMULA. THE POLICY OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO GIA ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR ANY GIVEN YEAR.

    PHL Variable is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in PHL Variable's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various Policyholders, Contract Owners and shareholders.

    Excess interest, if any, will be credited on the GIA Policy Value. PHL Variable guarantees that, at any time, the GIA Policy Value will not be less than the amount of premium payments allocated to the GIA, plus interest at the rate of 4% per year, compounded annually, plus any additional interest which PHL Variable may, in its discretion, credit to the GIA, less the sum of all annual administrative or surrender charges, any applicable premium taxes, and less any amounts surrendered or loaned. If the Policyowner surrenders the Policy, the amount available from the GIA will be reduced by any applicable surrender charge and annual administration charge. See "Deductions and Charges."

IN GENERAL, ONE TRANSFER PER CONTRACT YEAR IS ALLOWED FROM THE GIA. THE AMOUNT WHICH CAN BE TRANSFERRED IS LIMITED TO THE GREATER OF $1,000 OR 25% OF THE CONTRACT VALUE IN THE GIA AT THE TIME OF THE TRANSFER. UNDER THE SYSTEMATIC TRANSFER PROGRAM, TRANSFERS OF APPROXIMATELY EQUAL AMOUNTS MAY BE MADE OVER A MINIMUM 18-MONTH PERIOD. NON-SYSTEMATIC TRANSFERS FROM THE GIA WILL BE EFFECTUATED ON THE DATE OF RECEIPT BY VPMO, UNLESS OTHERWISE REQUESTED BY THE CONTRACT OWNER.

                                   APPENDIX B

        ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES")
                           AND CASH SURRENDER VALUES.

    The tables on the following pages illustrate how a Policy's death benefits, account values and Cash Surrender Value could vary over time assuming constant hypothetical gross (after tax) annual investment returns of 0%, 6% and 12%. The Policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy Years. The Policy benefits also will differ, depending on your premium allocations to each Subaccount of the VUL Account, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual Subaccounts. The tables are for standard risk males and females who have never smoked. In states where cost of insurance rates are not based on the Insured's sex, the tables designated "male" apply to all standard risk insureds who have never smoked. Account Values and Cash Surrender Values may be lower for smokers or former smokers or for risk classes involving higher mortality risk. Planned premium payments are assumed to be paid at the beginning of each Policy Year. The difference between the Policy Value and the Cash Surrender Value in the first 10 years is the Surrender Charge.

    The death benefit, account value and Cash Surrender Value amounts reflect the following current charges:

1.  Issue Charge of $150.

2. Monthly Administrative Charge of $5 per month ($10 per month guaranteed maximum).

3.  Premium Tax Charge of 2.25%.

4.  A Federal Tax Charge of 1.5%.

5. Cost of Insurance Charge. The tables illustrate cost of insurance at both the current rates and at the maximum rates guaranteed in the Policies. See "Charges and Deductions--Cost of Insurance."

6. Mortality and Expense Risk Charge, which is a daily charge equivalent to .80% on an annual basis (or .25% on an annual basis after the 15th Policy
    Year), against the VUL Account for mortality and expense risks. See "Charges and Deductions--Mortality and Expense Risk Charge."

    These illustrations also assume an average investment advisory fee of .73% on an annual basis, of the average daily net asset value of each of the Series of the Funds. These illustrations also assume other ongoing average Fund expenses of .29%. All other Fund expenses, except capital items such as brokerage commissions, are paid by the Adviser, Phoenix or PHL Variable. Management may decide to limit the amount of expense reimbursement in the future. If expense reimbursement had not been in place for the fiscal year ended December 31, 1997, average total fund expenses for the Series would have been approximately 1.14% of the average net assets. See "Charges and Deductions--Investment Management Charge."

    Taking into account the Mortality and Expense Risk Charge and the investment advisory fees and expenses, the gross annual investment return rates of 0%, 6% and 12% on the Funds' assets are equivalent to net annual investment return rates of approximately -1.81%, 4.14% and 10.10%, respectively (applicable for the first 15 Policy Years and -1.27%, 4.72% and 10.70%, respectively, after the 15th Policy Year). For individual illustrations, an interest rate ranging between 0% and 12% may be selected in place of the 6% rate.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the VUL Account in the future. If such tax charges are imposed in the future, then in order to produce after tax returns equal to those illustrated for 0%, 6% and 12%, a sufficiently higher amount in excess of the hypothetical interest rates would have to be earned. See "Charges and Deductions--Other Charges--Taxes."

    The second column of each table shows the amount that would accumulate if an amount equal to the premiums paid were invested to earn interest, after taxes, at 5% compounded annually. These tables show that if a Policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value may be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning a Policy for a relatively short time may be high.

    On request, we will furnish the Policyowner with a comparable illustration based on the age and sex of the proposed insured person(s), standard risk assumptions and the initial face amount and planned premium chosen.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 1 OF 2

                                                           FACE AMOUNT: $100,000
MALE 35 NEVERSMOKE                                INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 1

                            ASSUMING CURRENT CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        574          0    100,000        620          0    100,000        665          0    100,000
        2      1,000      1,280        395    100,000      1,412        527    100,000      1,549        664    100,000
        3      1,000      1,964        657    100,000      2,227        920    100,000      2,512      1,205    100,000
        4      1,000      2,626      1,319    100,000      3,067      1,760    100,000      3,563      2,256    100,000
        5      1,000      3,263      1,956    100,000      3,929      2,622    100,000      4,708      3,401    100,000

        6      1,000      3,877      2,715    100,000      4,814      3,652    100,000      5,957      4,795    100,000
        7      1,000      4,464      3,447    100,000      5,722      4,704    100,000      7,318      6,301    100,000
        8      1,000      5,025      4,153    100,000      6,652      5,779    100,000      8,803      7,931    100,000
        9      1,000      5,558      5,123    100,000      7,604      7,168    100,000     10,423      9,987    100,000
       10      1,000      6,064      6,064    100,000      8,579      8,579    100,000     12,192     12,192    100,000

       11      1,000      6,548      6,548    100,000      9,582      9,582    100,000     14,130     14,130    100,000
       12      1,000      7,008      7,008    100,000     10,614     10,614    100,000     16,256     16,256    100,000
       13      1,000      7,445      7,445    100,000     11,677     11,677    100,000     18,589     18,589    100,000
       14      1,000      7,860      7,860    100,000     12,772     12,772    100,000     21,151     21,151    100,000
       15      1,000      8,251      8,251    100,000     13,900     13,900    100,000     23,967     23,967    100,000

       16      1,000      8,668      8,668    100,000     15,145     15,145    100,000     27,215     27,215    100,000
       17      1,000      9,059      9,059    100,000     16,435     16,435    100,000     30,807     30,807    100,000
       18      1,000      9,423      9,423    100,000     17,769     17,769    100,000     34,782     34,782    100,000
       19      1,000      9,759      9,759    100,000     19,147     19,147    100,000     39,183     39,183    100,000
       20      1,000     10,062     10,062    100,000     20,571     20,571    100,000     44,059     44,059    100,000

     @ 65      1,000      9,987      9,987    100,000     39,172     39,172    100,000    148,790    148,790    178,548

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 34.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 2 OF 2

                                                           FACE AMOUNT: $100,000
MALE 35 NEVERSMOKE                                INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 1

                           ASSUMING GUARANTEED CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        512          0    100,000        555          0    100,000        598          0    100,000
        2      1,000      1,156        270    100,000      1,279        394    100,000      1,408        523    100,000
        3      1,000      1,778        471    100,000      2,024        717    100,000      2,290        983    100,000
        4      1,000      2,380      1,073    100,000      2,789      1,482    100,000      3,251      1,944    100,000
        5      1,000      2,958      1,651    100,000      3,573      2,266    100,000      4,296      2,989    100,000

        6      1,000      3,512      2,350    100,000      4,377      3,215    100,000      5,434      4,272    100,000
        7      1,000      4,041      3,023    100,000      5,199      4,182    100,000      6,673      5,656    100,000
        8      1,000      4,544      3,672    100,000      6,040      5,168    100,000      8,022      7,150    100,000
        9      1,000      5,020      4,584    100,000      6,898      6,462    100,000      9,492      9,056    100,000
       10      1,000      5,469      5,469    100,000      7,774      7,774    100,000     11,095     11,095    100,000

       11      1,000      5,888      5,888    100,000      8,666      8,666    100,000     12,841     12,841    100,000
       12      1,000      6,275      6,275    100,000      9,573      9,573    100,000     14,746     14,746    100,000
       13      1,000      6,630      6,630    100,000     10,494     10,494    100,000     16,826     16,826    100,000
       14      1,000      6,952      6,952    100,000     11,429     11,429    100,000     19,097     19,097    100,000
       15      1,000      7,237      7,237    100,000     12,376     12,376    100,000     21,579     21,579    100,000

       16      1,000      7,527      7,527    100,000     13,409     13,409    100,000     24,430     24,430    100,000
       17      1,000      7,775      7,775    100,000     14,457     14,457    100,000     27,567     27,567    100,000
       18      1,000      7,974      7,974    100,000     15,515     15,515    100,000     31,021     31,021    100,000
       19      1,000      8,120      8,120    100,000     16,582     16,582    100,000     34,826     34,826    100,000
       20      1,000      8,205      8,205    100,000     17,650     17,650    100,000     39,022     39,022    100,000

     @ 65      1,000      2,743      2,743    100,000     27,763     27,763    100,000    128,862    128,862    154,635

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 34.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 1 OF 2

                                                           FACE AMOUNT: $100,000
FEMALE 35 NEVERSMOKE                              INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 1

                            ASSUMING CURRENT CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        601          0    100,000        647          0    100,000        694          0    100,000
        2      1,000      1,333        479    100,000      1,468        614    100,000      1,608        754    100,000
        3      1,000      2,043        847    100,000      2,313      1,118    100,000      2,606      1,411    100,000
        4      1,000      2,730      1,534    100,000      3,183      1,988    100,000      3,695      2,499    100,000
        5      1,000      3,393      2,197    100,000      4,078      2,883    100,000      4,882      3,687    100,000

        6      1,000      4,031      2,968    100,000      4,999      3,935    100,000      6,178      5,114    100,000
        7      1,000      4,644      3,712    100,000      5,943      5,010    100,000      7,590      6,658    100,000
        8      1,000      5,231      4,430    100,000      6,912      6,111    100,000      9,133      8,332    100,000
        9      1,000      5,793      5,393    100,000      7,907      7,508    100,000     10,819     10,419    100,000
       10      1,000      6,330      6,330    100,000      8,931      8,931    100,000     12,664     12,664    100,000

       11      1,000      6,849      6,849    100,000      9,990      9,990    100,000     14,691     14,691    100,000
       12      1,000      7,350      7,350    100,000     11,085     11,085    100,000     16,919     16,919    100,000
       13      1,000      7,833      7,833    100,000     12,219     12,219    100,000     19,369     19,369    100,000
       14      1,000      8,298      8,298    100,000     13,393     13,393    100,000     22,064     22,064    100,000
       15      1,000      8,744      8,744    100,000     14,609     14,609    100,000     25,031     25,031    100,000

       16      1,000      9,223      9,223    100,000     15,955     15,955    100,000     28,455     28,455    100,000
       17      1,000      9,685      9,685    100,000     17,358     17,358    100,000     32,247     32,247    100,000
       18      1,000     10,129     10,129    100,000     18,819     18,819    100,000     36,449     36,449    100,000
       19      1,000     10,552     10,552    100,000     20,339     20,339    100,000     41,106     41,106    100,000
       20      1,000     10,956     10,956    100,000     21,923     21,923    100,000     46,271     46,271    100,000

     @ 65      1,000     13,687     13,687    100,000     44,450     44,450    100,000    157,337    157,337    188,805

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 39.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 2 OF 2

                                                           FACE AMOUNT: $100,000
FEMALE 35 NEVERSMOKE                              INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 1

                           ASSUMING GUARANTEED CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        533          0    100,000        577          0    100,000        621          0    100,000
        2      1,000      1,197        344    100,000      1,324        470    100,000      1,455        601    100,000
        3      1,000      1,840        645    100,000      2,091        896    100,000      2,364      1,168    100,000
        4      1,000      2,460      1,265    100,000      2,880      1,685    100,000      3,353      2,158    100,000
        5      1,000      3,057      1,862    100,000      3,689      2,494    100,000      4,430      3,235    100,000

        6      1,000      3,630      2,566    100,000      4,519      3,455    100,000      5,604      4,540    100,000
        7      1,000      4,177      3,245    100,000      5,367      4,435    100,000      6,881      5,948    100,000
        8      1,000      4,698      3,897    100,000      6,236      5,435    100,000      8,272      7,471    100,000
        9      1,000      5,194      4,794    100,000      7,125      6,725    100,000      9,790      9,390    100,000
       10      1,000      5,665      5,665    100,000      8,037      8,037    100,000     11,450     11,450    100,000

       11      1,000      6,112     6,112     100,000      8,971      8,971    100,000     13,264     13,264    100,000
       12      1,000      6,533     6,533     100,000      9,929      9,929    100,000     15,249     15,249    100,000
       13      1,000      6,928     6,928     100,000     10,909     10,909    100,000     17,423     17,423    100,000
       14      1,000      7,295     7,295     100,000     11,912     11,912    100,000     19,804     19,804    100,000
       15      1,000      7,634     7,634     100,000     12,938     12,938    100,000     22,413     22,413    100,000

       16      1,000      7,987     7,987     100,000     14,064     14,064    100,000     25,416     25,416    100,000
       17      1,000      8,308     8,308     100,000     15,221     15,221    100,000     28,730     28,730    100,000
       18      1,000      8,596     8,596     100,000     16,407     16,407    100,000     32,390     32,390    100,000
       19      1,000      8,844     8,844     100,000     17,621     17,621    100,000     36,432     36,432    100,000
       20      1,000      9,052     9,052     100,000     18,864     18,864    100,000     40,904     40,904    100,000

     @ 65      1,000      7,958     7,958     100,000     34,597     34,597    100,000    137,312    137,312    164,775

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 39.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 1 OF 2

                                                           FACE AMOUNT: $100,000
MALE 35 NEVERSMOKE                                INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 2

                            ASSUMING CURRENT CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        573          0    100,574        618          0    100,619        664          0    100,664
        2      1,000      1,277        391    101,277      1,408        522    101,408      1,544        659    101,545
        3      1,000      1,957        650    101,957      2,219        912    102,219      2,503      1,196    102,503
        4      1,000      2,613      1,306    102,614      3,051      1,744    103,052      3,545      2,238    103,546
        5      1,000      3,244      1,937    103,244      3,905      2,598    103,905      4,679      3,372    104,679

        6      1,000      3,849      2,687    103,849      4,778      3,616    104,778      5,911      4,749    105,912
        7      1,000      4,425      3,408    104,426      5,670      4,652    105,670      7,249      6,232    107,250
        8      1,000      4,974      4,101    104,974      6,580      5,708    106,581      8,704      7,831    108,704
        9      1,000      5,492      5,056    105,492      7,507      7,072    107,508     10,284      9,848    110,284
       10      1,000      5,980      5,980    105,981      8,452      8,452    108,452     12,001     12,001    112,002

       11      1,000      6,444      6,444    106,444      9,419      9,419    109,419     13,875     13,875    113,876
       12      1,000      6,882      6,882    106,883     10,409     10,409    110,409     15,920     15,920    115,921
       13      1,000      7,295      7,295    107,296     11,421     11,421    111,422     18,154     18,154    118,154
       14      1,000      7,683      7,683    107,683     12,458     12,458    112,459     20,593     20,593    120,594
       15      1,000      8,044      8,044    108,045     13,517     13,517    113,518     23,259     23,259    123,259

       16      1,000      8,427      8,427    108,427     14,682     14,682    114,683     26,319     26,319    126,319
       17      1,000      8,781      8,781    108,782     15,878     15,878    115,879     29,681     29,681    129,681
       18      1,000      9,105      9,105    109,105     17,103     17,103    117,103     33,374     33,374    133,375
       19      1,000      9,395      9,395    109,396     18,356     18,356    118,356     37,433     37,433    137,434
       20      1,000      9,649      9,649    109,650     19,634     19,634    119,635     41,891     41,891    141,892

     @ 65      1,000      8,627      8,627    108,628     33,973     33,973    133,973    131,485    131,485    231,486

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 33.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 2 OF 2

                                                           FACE AMOUNT: $100,000
MALE 35 NEVERSMOKE                                INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 2

                           ASSUMING GUARANTEED CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        510          0    100,511        554          0    100,554        597          0    100,598
        2      1,000      1,152        267    101,153      1,275        390    101,276      1,404        519    101,405
        3      1,000      1,771        464    101,772      2,016        709    102,016      2,281        974    102,281
        4      1,000      2,368      1,061    102,368      2,774      1,467    102,775      3,234      1,927    103,234
        5      1,000      2,939      1,632    102,940      3,550      2,243    103,551      4,268      2,961    104,268

        6      1,000      3,486      2,324    103,486      4,343      3,181    104,344      5,391      4,228    105,391
        7      1,000      4,004      2,987    104,005      5,150      4,133    105,151      6,608      5,590    106,608
        8      1,000      4,496      3,623    104,496      5,973      5,100    105,973      7,929      7,056    107,929
        9      1,000      4,958      4,522    104,958      6,808      6,372    106,808      9,361      8,926    109,362
       10      1,000      5,390      5,390    105,391      7,656      7,656    107,656     10,916     10,916    110,917

       11      1,000      5,790      5,790    105,791      8,513      8,513    108,514     12,602     12,602    112,602
       12      1,000      6,157      6,157    106,157      9,379      9,379    109,379     14,429     14,429    114,429
       13      1,000      6,487      6,487    106,488     10,250     10,250    110,251     16,410     16,410    116,410
       14      1,000      6,781      6,781    106,782     11,127     11,127    111,127     18,558     18,558    118,559
       15      1,000      7,036      7,036    107,036     12,003     12,003    112,004     21,887     20,887    120,887

       16      1,000      7,290      7,290    107,291     12,951     12,951    112,952     23,543     23,543    123,543
       17      1,000      7,498      7,498    107,498     13,899     13,899    113,899     26,436     26,436    126,436
       18      1,000      7,652      7,652    107,652     14,839     14,839    114,839     29,585     29,585    129,586
       19      1,000      7,748      7,748    107,748     15,765     15,765    115,765     33,011     33,011    133,012
       20      1,000      7,777      7,777    107,777     16,667     16,667    116,667     36,734     36,734    136,735

     @ 65      1,000      1,457      1,457    101,458     21,723     21,723    121,724    105,882    105,882    205,882

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 33.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 1 OF 2

                                                           FACE AMOUNT: $100,000
FEMALE 35 NEVERSMOKE                              INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 2

                            ASSUMING CURRENT CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        600          0    100,601        646          0    100,647        693          0    100,693
        2      1,000      1,330        476    101,330      1,464        610    101,465      1,605        751    101,605
        3      1,000      2,036        841    102,037      2,306      1,110    102,306      2,598      1,402    102,598
        4      1,000      2,718      1,523    102,719      3,170      1,975    103,171      3,679      2,484    103,679
        5      1,000      3,375      2,180    103,376      4,057      2,862    104,058      4,856      3,660    104,856

        6      1,000      4,006      2,943    104,007      4,966      3,903    104,967      6,136      5,073    106,137
        7      1,000      4,609      3,677    104,610      5,896      4,964    105,897      7,528      6,596    107,529
        8      1,000      5,185      4,384    105,185      6,847      6,046    106,848      9,043      8,242    109,044
        9      1,000      5,733      5,333    105,733      7,820      7,421    107,821     10,693     10,294    110,694
       10      1,000      6,254      6,254    106,255      8,816      8,816    108,817     12,492     12,492    112,493

       11      1,000      6,755      6,755    106,756      9,843      9,843    109,843     14,461     14,461    114,462
       12      1,000      7,237      7,237    107,237     10,900     10,900    110,901     16,617     16,617    116,618
       13      1,000      7,698      7,698    107,699     11,990     11,990    111,990     18,979     18,979    118,980
       14      1,000      8,139      8,139    108,139     13,112     13,112    113,113     21,566     21,566    121,567
       15      1,000      8,560      8,560    108,560     14,269     14,269    114,269     24,402     24,402    124,403

       16      1,000      9,010      9,010    109,010     15,545     15,545    115,546     27,663     27,663    127,663
       17      1,000      9,440      9,440    109,440     16,868     16,868    116,868     31,257     31,257    131,258
       18      1,000      9,849      9,849    109,849     18,236     18,236    118,237     35,220     35,220    135,221
       19      1,000     10,235     10,235    110,235     19,651     19,651    119,651     39,587     39,587    139,588
       20      1,000     10,598     10,598    110,599     21,114     21,114    121,114     44,404     44,404    144,405

     @ 65      1,000     12,600     12,600    112,600     40,508     40,508    140,509    144,543    144,543    244,543

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 38.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                         PHL VARIABLE INSURANCE COMPANY              PAGE 2 OF 2

                                                           FACE AMOUNT: $100,000
FEMALE 35 NEVERSMOKE                              INITIAL ANNUAL PREMIUM: $1,000

       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                            INSURANCE POLICY OPTION 2

                           ASSUMING GUARANTEED CHARGES

                                     CASH                            CASH                             CASH
            ASSUMED     ACCOUNT    SURRENDER   DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
            PREMIUM      VALUE       VALUE    BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
   YEAR     PAYMENTS      @ 0%       @ 0%      @ 0%       @ 6%       @ 6%       @ 6%       @ 12%      @ 12%      @ 12%
  --------  --------  ----------  ---------- --------- ----------  ---------- --------- ---------- ----------  ---------
        1      1,000        532          0    100,533        576          0    100,577        620          0    100,621
        2      1,000      1,194        340    101,195      1,320        466    101,321      1,452        598    101,452
        3      1,000      1,834        638    101,834      2,084        889    102,084      2,355      1,160    102,356
        4      1,000      2,449      1,254    102,450      2,867      1,672    102,867      3,338      2,142    103,338
        5      1,000      3,040      1,845    103,041      3,668      2,473    102,669      4,405      3,209    104,405

        6      1,000      3,606      2,542    103,606      4,487      3,423    104,488      5,563      4,500    105,564
        7      1,000      4,143      3,221    104,144      5,322      4,390    105,322      6,820      5,888    106,821
        8      1,000      4,653      3,852    104,653      6,173      5,372    106,173      8,185      7,384    108,185
        9      1,000      5,136      4,736    105,136      7,041      6,641    107,041      9,668      9,269    109,669
       10      1,000      5,592      5,592    105,592      7,926      7,926    107,926     11,283     11,283    111,283

       11      1,000      6,021      6,021    106,021      8,828      8,828    108,829     13,040     13,040    113,040
       12      1,000      6,423      6,423    106,423      9,748      9,748    109,748     14,954     14,954    114,954
       13      1,000      6,795      6,795    106,796     10,683     10,683    110,683     17,037     17,037    117,038
       14      1,000      7,137      7,137    107,137     11,632     11,632    111,633     19,306     19,306    119,306
       15      1,000      7,448      7,448    107,449     12,595     12,595    112,596     21,777     21,777    121,778

       16      1,000      7,769      7,769    107,769     13,645     13,645    113,645     24,604     24,604    124,605
       17      1,000      8,055      8,055    108,055     14,712     14,712    114,713     27,701     27,701    127,702
       18      1,000      8,302      8,302    108,303     15,794     15,794    115,795     31,093     31,093    131,093
       19      1,000      8,506      8,506    108,506     16,885     16,885    116,886     34,804     34,804    134,804
       20      1,000      8,665      8,665    108,666     17,985     17,985    117,985     38,868     38,868    138,868

     @ 65      1,000      6,731      6,731    106,732     29,711     29,711    129,711    119,992    119,992    219,992

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 38.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.82% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 1.27% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


                              RULE 484 UNDERTAKING

    Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article V of the Bylaws of the Company provides that: "Each person who is or was a director or officer of the Company (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Company as of right to full extent permitted or authorized by the laws of the State of Connecticut against any liability, cost or expense asserted against him and incurred by him by reason of his capacity as a director or officer, or arising out of his status as a director or officer."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


    REPRESENTATION PURSUANT TO SECTION 26(E)(2)(A) UNDER THE INVESTMENT COMPANY ACT OF 1940.

    Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.


                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

    The facing sheet.

    The cross-reference sheet to Form N-8B-2.

    The Prospectus describing Policy Form V605 ("Flex Edge Success"), consisting of 37 pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representation pursuant to Section 26(e)(2)(A) under the Investment Company Act of 1940.

    The signature page.

    The powers of attorney.

    Written consents of the following persons:

         (a) Edwin L. Kerr, Esq., to be filed by Amendment.

         (b) Jorden Burt Boros Cicchetti Berenson & Johnson LLP, to be filed by Amendment.

         (c) PricewaterhouseCoopers, LLP, to be filed by Amendment.

         (d) Paul M. Fischer, FSA, CLU, ChFC, to be filed by Amendment.

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

    A. (1) Resolution of the Board of Directors of Depositor establishing the VUL Account.*

         (2)  Not Applicable.

         (3) Distribution of Policies:

              (a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, to be filed by Amendment.

              (b) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies, to be filed by Amendment.

              (c)  Not Applicable.

         (4)  Not Applicable.

         (5)  Specimen Policy.

              Flexible Premium Variable Universal Life Insurance Policy Form Number V605 of Depositor.*

         (6) (a) Charter of PHL Variable Insurance Company, filed via Edgar with the PHL Variable Accumulation Account, Form N-4 Registration Statement (File No. 33-87376) on December 14, 1994 and incorporated herein by reference.

              (b) By-Laws of PHL Variable Insurance Company filed via Edgar with the PHL Variable Accumulation Account, Form N-4 Registration Statement (File No. 33-87376) on December 14, 1994, and incorporated herein by reference.

         (7)  Not Applicable.

         (8) (a) Participation Agreement(s) between PHL Variable Insurance Company and Wanger Advisors Trust.*

              (b) Participation Agreement between PHL Variable Insurance Company and Franklin Templeton Distributors, Inc.*

         (9)  Not Applicable.

         (10) Form of application for Flex Edge Success.*

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies.*

2. Opinion of Edwin L. Kerr, Esq., Counsel of Depositor, as to the legality of the securities being registered. (See Exhibit 8 below.)

3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.  Not Applicable.

5.  Not Applicable.

6. Consent of Jorden Burt Boros Cicchetti Berenson & Johnson, LLP, to be filed by Amendment.

7.  Consent of PricewaterhouseCooper, LLP, to be filed by Amendment.

8.  Opinion and Consent of Edwin L. Kerr, Esq., to be filed by Amendment.

9. Opinion and Consent of Paul M. Fischer, FSA, CLU, ChFC, to be filed by Amendment.

--------------

    *    Filed herewith.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, PHLVIC Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 16th day of October, 1998.

                                PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                                --------------------------------------
                                             (Registrant)

                        By:   PHL VARIABLE INSURANCE COMPANY
                              ----------------------------------------
                                             (Depositor)

                        By:              /s/ Dona D. Young
                              --------------------------------------------------
                                *Dona D. Young, Executive Vice President,
                                        Individual Insurance

ATTEST:           /s/ Emily J. Poriss
        ------------------------------------------
           Emily J. Poriss, Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 16th day of October, 1998.

                SIGNATURE                     TITLE
                ---------                     -----

                                              Director
----------------------------------------
            *Richard H. Booth

                                              Director
----------------------------------------
           *Robert G. Chipkin


----------------------------------------      Chairman of the Board, President and Chief
          *Robert W. Fiondella                Executive Officer (Principal Executive Officer)

                                              Director
----------------------------------------
           *Joseph E. Kelleher

                                              Director
----------------------------------------
          *Philip R. McLoughlin

                                              Director, Executive Vice President, Chief
----------------------------------------      Financial Officer and Treasurer (Principal
           *David W. Searfoss                 Accounting and Financial Officer)


                                              Director
----------------------------------------
              *Simon Y. Tan

                                              Director
----------------------------------------
             *Dona D. Young

By:          /s/ Dona D. Young
   -------------------------------------------------------
* Dona D. Young as Attorney-in-Fact pursuant to Powers of Attorney, copies of which are filed herewith.

                                     S-1(c)

                               POWERS OF ATTORNEY

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/Robert W. Fiondella             , Director          September 2, 1998
-----------------------------------
Robert W. Fiondella

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/Richard H. Booth                , Director          September 3, 1998
-----------------------------------
Richard H. Booth

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/Robert G. Chipkin               , Director          September 1, 1998
-----------------------------------
Robert G. Chipkin

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/Philip R. McLoughlin            , Director          September 4, 1998
-----------------------------------
Philip R. McLoughlin

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/David W. Searfoss               , Director          September 1, 1998
-----------------------------------
David W. Searfoss

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/Dona D. Young                   , Director          September 2, 1998
-----------------------------------
Dona D. Young

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/Joseph E. Kelleher              , Director          September 2, 1998
-----------------------------------
Joseph E. Kelleher

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of PHL Variable Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by PHL Variable Insurance Company or any of its separate accounts and any and all periodic reports required to be filed by PHL Variable Insurance Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

         I hereby further revoke any and all powers of attorney previously given by me with respect to said PHL Variable Insurance Company, provided that this revocation shall not affect the exercise of such prior powers prior to the date hereof.

                  WITNESS my hand and seal on the date set forth below.



/s/Simon Y. Tan                    , Director          September 8, 1998
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Simon Y. Tan